Exhibit (e)(2)

Excerpts from Wright Medical Group N.V.’s Definitive Proxy Statement on Schedule 14A related to the 2019 Annual General Meeting of Shareholders as filed with the Securities and Exchange Commission on May 17, 2019.

SECURITY OWNERSHIP OF MANAGEMENT

The table below sets forth certain information concerning the beneficial ownership of our ordinary shares as of May 10, 2019, by each of our directors and named executive officers and all of our current directors and executive officers as a group.

The calculations in the table below assume that there are 126,122,077 ordinary shares outstanding. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of ordinary shares beneficially owned by a person and the percentage ownership of that person, we have included ordinary shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right, the conversion of any other security, and the issuance of ordinary shares upon the vesting of restricted stock units. The ordinary shares that a shareholder has the right to acquire within 60 days, however, are not included in the computation of the percentage ownership of any other person.

Class of securities	Name and address of beneficial owner	Number of shares beneficially owned (1)	Percent of class
Ordinary shares	David D. Stevens	140,484	*
Ordinary shares	Gary D. Blackford	137,715	*
Ordinary shares	J. Patrick Mackin	4,000	*
Ordinary shares	John L. Miclot	116,876	*
Ordinary shares	Kevin C. O’Boyle	64,326	*
Ordinary shares	Amy S. Paul	121,325	*
Ordinary shares	Richard F. Wallman	147,233	*
Ordinary shares	Elizabeth H. Weatherman	28,909	*
Ordinary shares	Robert J. Palmisano	2,623,922	2.0%
Ordinary shares	Lance A. Berry	357,979	*
Ordinary shares	Peter S. Cooke	51,855	*
Ordinary shares	Andrew C. Morton	26,001	*
Ordinary shares	Kevin D. Cordell	192,944	*
Ordinary shares	All directors and executive officers as a group (24 persons)	4,915,175	3.8%

*	Represents beneficial ownership of less than 1% of our outstanding ordinary shares.
(1)

Includes for the persons listed below the following ordinary shares subject to options held by that person that are currently exercisable or become exercisable within 60 days of May 10, 2019 and ordinary shares issuable upon the vesting of RSU awards within 60 days of May 10, 2019:

Name	Options	RSU awards
David D. Stevens	58,847	—
Gary D. Blackford	71,732	—
J. Patrick Mackin	—	—
John L. Miclot	79,465	—
Kevin C. O’Boyle	55,740	—
Amy S. Paul	79,465	732
Richard F. Wallman	24,702	733
Elizabeth H. Weatherman	16,902	868
Robert J. Palmisano	2,100,922	96,000
Lance A. Berry	259,811	15,441

Name	Options	RSU awards
Peter S. Cooke	43,720	8,135
Andrew C. Morton	20,325	5,676
Kevin D. Cordell	152,851	10,893
All directors and executive officers as a group (24 persons)	3,698,245	184,689

DIRECTOR COMPENSATION

OVERVIEW

Under the terms of our shareholder-approved board of directors compensation policy, the compensation packages for our non-executive directors are determined by our non-executive directors, based upon a recommendation by the compensation committee. Such compensation is determined by our non-executive directors pursuant to the terms of our articles of association, which provide that if all directors have a conflict of interest in the matter to be acted upon, the matter shall be approved by our non-executive directors. In determining non-executive director compensation, we target compensation in the market median range of our peer companies; although, we may deviate from the median if we determine necessary or appropriate on a case-by-case basis.

Under the terms of our non-executive director compensation program, compensation for our non-executive directors is comprised of both cash compensation and equity-based compensation. Cash compensation is in the form of annual retainers for non-executive directors, chairman, committee chairs, and committee members. Equity-based compensation is in the form of annual stock option and RSU award grants. Each of these components is described in more detail below. We do not provide perquisites and other personal benefits to our non-executive directors. Our non-executive director compensation program is consistent with our shareholder-approved board of directors compensation policy.

RECENT CHANGES TO PROGRAM

In 2018, the compensation committee engaged Mercer to review our non-executive director compensation program. In so doing, Mercer analyzed the outside director compensation levels and practices of our peer companies. Mercer used the same peer group as was approved by the compensation committee and used to gather compensation information for our executive officers. Based on Mercer’s recommendations, the compensation committee recommended and our board of directors approved the following changes to our non-executive director compensation program, effective January 1, 2019:

•	$2,000 increase in the premium for the chair of our compensation committee;

•	$1,000 increase in the premium for our compensation committee members (including our chair);

•	$15,000 increase in the annual equity-based compensation award; and

•	reduction in the vesting period of annual stock options from two years to one year.

CASH COMPENSATION

The table below sets forth the annual cash retainers paid to each non-executive director and the additional annual cash retainers paid to the chairman and each board committee chair and board committee member during 2018 and to be paid during 2019:

	Annual cash retainer
Description	2018 ($)	2019 ($)
Non-executive director	60,000	60,000
Chairman premium	75,000	75,000
Audit committee chair premium	20,000	20,000
Compensation committee chair premium	13,000	15,000
Nominating, corporate governance and compliance committee chair premium	10,000	10,000
Strategic transactions committee chair premium	10,000	10,000
Audit committee member (including chair)	15,000	15,000
Compensation committee member (including chair)	7,000	8,000

	Annual cash retainer
Description	2018 ($)	2019 ($)
Nominating, corporate governance and compliance committee member (including chair)	7,000	7,000
Strategic transactions committee member (including chair)	5,000	5,000

The annual cash retainers are paid on a quarterly basis in arrears within 30 days of the end of each calendar quarter. For example, the retainers for the first calendar quarter covering the period from January 1 through March 31 are paid within 30 days of March 31.

In addition, each non-executive director receives a cash travel stipend of $2,000 for each board meeting attended in person that takes place in the Netherlands or other location outside the United States.

EQUITY-BASED COMPENSATION

The equity-based component of our non-executive director compensation consists of annual stock option and RSU awards granted under our 2017 plan. During 2018, each non-executive director received $195,000 in equity grants, one-half of which was paid in stock options and the remaining one-half paid in RSU awards. The number of ordinary shares underlying the awards was determined based on the 10-trading day average closing sale price of an ordinary share, as reported by the Nasdaq Global Select Market, and as determined on the third trading day prior to the date of anticipated corporate approval of the award. These grants were effective as of the same date as annual employee equity grants.

The stock options have a term of 10 years, a per share exercise price equal to 100% of the fair market value of an ordinary share on the grant date and vest in annual installments over a two-year period so long as the director is still a director as of such date. The RSU awards vest in full on the one-year anniversary of the grant date so long as the director is still a director as of such date. In 2019, our non-executive directors will receive $210,000 in annual equity awards and the stock options will vest in full on the one-year anniversary of the grant date.

ELECTION TO RECEIVE EQUITY-BASED COMPENSATION IN LIEU OF CASH COMPENSATION

Our non-executive director compensation policy allows our non-executive directors to elect to receive an RSU award in lieu of 100% of their annual cash retainers payable for services to be rendered as a non-executive director, chairman and chair or member of any board committee. Each non-executive director who elects to receive an RSU award in lieu of such director’s annual cash retainers is granted an RSU award under our 2017 plan for that number of ordinary shares as determined by dividing the aggregate dollar amount of all annual cash retainers anticipated to be payable to such director for the period commencing on July 1 of each year to June 30 of the following year by the 10-trading day average closing sale price of our ordinary shares as reported by the Nasdaq Global Select Market and as determined on the third trading day prior to the date of anticipated corporate approval of the award. These RSU awards are typically granted effective as of the same date that other director equity grants are made and vest in four equal installments on the following September 30th, December 31st, March 31st and June 30th.

If a non-executive director who elected to receive an RSU award in lieu of such director’s annual cash retainers is no longer a director before such director’s interest in all of the ordinary shares underlying RSU award have vested and become issuable, then, subject to certain exceptions, the director will forfeit his or her rights to receive all of the shares underling such RSU award that have not vested and been issued as of the date the director’s status as a director so terminates. In such case, the non-executive director will receive in cash a pro rata portion of his or her annual cash retainers for the quarter in which the director’s status as a director terminates.

If a non-executive director who elected to receive an RSU award in lieu of such director’s annual cash retainers becomes entitled to receive an increased or additional annual cash retainer during the period from July 1 to June 30 of the next year, such director will receive such increased or additional annual cash retainer in cash until July 1 of the next year when the director may elect (on or prior to June 30 of the next year) to receive an RSU award in lieu of such director’s annual cash retainers.

If a non-executive director who elected to receive an RSU award in lieu of such director’s annual cash retainers experiences a change in the director’s membership on one or more board committees or chair positions prior to June 30 of the next year such that the director becomes entitled to receive annual cash retainers for the period from July 1 to June 30 of the next year aggregating an amount less than the aggregate amount used to calculate the director’s most recent RSU award received, the director will forfeit as of the effective date of such board committee or chair change his or her rights to receive a pro rata portion of the shares underlying such RSU award reflecting the decrease in the director’s aggregate annual cash retainers and the date on which such decrease occurred. In addition, the vesting of the RSU award will be revised appropriately to reflect any such change in the number of shares underlying the RSU award and the date on which such change occurred.

SUMMARY OF CASH AND OTHER DIRECTOR COMPENSATION

The table below summarizes the compensation received by each individual who served as a non-executive director of our company during the fiscal year ended December 30, 2018. While Mr. Palmisano did not receive additional compensation for his service as executive director, a portion of his compensation was allocated to his service as executive director. For more information regarding the allocation of Mr. Palmisano’s compensation, please refer to footnote (1) to the table in the “Executive Compensation–Summary Compensation Information” section of this proxy statement.

Name	Fees earned or paid in cash (1) ($)	Stock awards (2)(3) ($)	Option awards (4)(5) ($)	All other compensation (6)(7) ($)	Total ($)
Gary D. Blackford	82,000	93,160	94,017	4,000	273,177
J. Patrick Mackin	33,500	93,160	94,017	—	220,677
John L. Miclot	80,000	93,160	94,017	2,000	269,177
Kevin C. O’Boyle	82,000	93,160	94,017	4,000	273,177
Amy S. Paul	77,000	128,228	94,017	4,000	303,245
David D. Stevens	147,000	93,160	94,017	4,000	338,177
Richard F. Wallman	100,000	138,720	94,017	4,000	336,737
Elizabeth H. Weatherman	89,000	133,689	94,017	4,000	320,706

(1)

Unless a director otherwise elects to convert all of his or her annual retainers into RSU awards, annual retainers are paid in cash on a quarterly basis in arrears within 30 days of the end of each calendar quarter. Three of our non-executive directors elected to convert their annual retainers covering the period of service from July 1, 2018 to June 30, 2019 into RSU awards and accordingly, were granted an RSU award on July 24, 2018 under our 2017 plan for that number of ordinary shares as determined based on the following formula: (a) the aggregate dollar amount of all annual cash retainers that otherwise would have been payable to the director for services to be rendered as a non-executive director, chairman and chair or member of any board committee (based on such director’s board committee memberships and chair positions as of the grant date), divided by (b) the 10-trading day average closing sale price of an ordinary share, as reported by the Nasdaq Global Select Market, and as determined on the third trading day prior to the date of anticipated corporate approval of the award. The RSU award vests and the underlying shares become issuable in four as nearly equal as possible quarterly installments, on September 30, December 31, March 31 and June 30, in each case so long as the director is a director of our company as of such date.

The table below sets forth: (a) the number of RSU awards granted to the director on July 24, 2018; (b) the total amount of annual retainers converted by such director into RSU awards; (c) of such total amount of annual retainers converted into RSU awards, the amount attributed to the director’s service during 2018, which amount is included in the “Fees earned or paid in cash” column for each director; (d) the grant date fair value of the stock awards computed in accordance with FASB ASC Topic 718; and (e) the incremental grant date fair value for the stock awards above and beyond the amount of annual retainers for 2018 service converted into RSU awards.

Name	Total amount of retainers converted into RSU awards ($)	Number of RSU awards (#)	Amount of retainer converted into RSU awards attributable to 2018 service ($)	Grant date fair value of RSU awards ($)	Incremental grant date fair value of RSU awards received during 2018 ($)
Ms. Paul	77,000	3,004	38,500	73,568	35,068
Mr. Wallman	100,000	3,902	50,000	95,560	45,560
Ms. Weatherman	89,000	3,472	44,500	85,029	40,529

(2)

On July 24, 2018, each non-executive director received an RSU award for 3,804 ordinary shares granted under the 2017 plan. The RSU awards vest and the underlying shares become issuable on the one-year anniversary of the grant date, so long as the director is a director of our company as of such date. In addition, as described above in note (1), each of Ms. Paul, Mr. Wallman and Ms. Weatherman elected to convert his or her annual retainers covering the period of service from July 1, 2018 to June 30, 2019 into RSU awards under our 2017 plan. The amount reported in the “Stock awards” column represents the aggregate grant date fair value for the July 24, 2018 RSU awards granted to each director in 2018 and for each of Ms. Paul, Mr. Wallman and Ms. Weatherman, the incremental grant date fair value for the additional RSU awards granted to him or her as described above in note (1), in each case as computed in accordance with FASB ASC Topic 718. The grant date fair value for RSU awards is determined based on the closing sale price of our ordinary shares on the grant date.

(3)

As of December 30, 2018, each non-executive director held the following number of unvested stock awards (all of which are in the form of RSU awards): Mr. Blackford (3,804); Mr. Mackin (3,804); Mr. Miclot (3,804); Mr. O’Boyle (3,804); Ms. Paul (6,057); Mr. Stevens (3,804); Mr. Wallman (6,731); and Ms. Weatherman (6,408).

(4)

On July 24, 2018, each non-executive director received a stock option to purchase 9,907 ordinary shares at an exercise price of $24.49 per share granted under the 2017 plan. Such option expires on July 24, 2028 and vests with respect to one-half of the underlying ordinary shares on each of July 24, 2019 and July 24, 2020, so long as the individual remains a director of our company as of such date. Amounts reported in the “Option awards” column represent the aggregate grant date fair value for option awards granted to each director in 2018 computed in accordance with FASB ASC Topic 718. The grant date fair value of $9.49 per share is determined based on our Black-Scholes option pricing model using the following specific assumptions: risk free interest rate: 2.75%; expected life: 6.66 years; expected volatility: 32.4%; and expected dividend yield: 0.

(5)

The table below provides information regarding the aggregate number of options to purchase ordinary shares outstanding at December 30, 2018 and held by each of the non-executive directors named in the above table:

Name	Aggregate number of shares underlying options	Exercisable/ unexercisable	Range of exercise price(s) ($)	Range of expiration date(s)
Mr. Blackford	89,354	74,309/15,045	15.01-29.06	05/13/2019-07/24/2028
Mr. Mackin	9,907	0/9,907	24.49	07/24/2028
Mr. Miclot	104,819	89,774/15,045	15.01-29.06	05/13/2019-07/24/2028
Mr. O’Boyle	103,508	88,463/15,045	18.04-27.86	06/03/2020-07/24/2028
Ms. Paul	104,819	89,774/15,045	15.01-29.06	05/13/2019-07/24/2028
Mr. Stevens	84,201	69,156/15,045	15.01-29.06	05/13/2019-07/24/2028
Mr. Wallman	39,747	24,702/15,045	21.24-27.86	05/12/2021-07/24/2028
Ms. Weatherman	31,947	16,902/15,045	21.24-27.86	07/19/2026-07/24/2028

(6)	Represents travel stipends.
(7)

We do not provide perquisites and other personal benefits to our non-executive directors. Any perquisites or personal benefits actually provided to any non-executive director were less than $10,000 in the aggregate.

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis (CD&A) addresses the principles underlying our policies and decisions with respect to the compensation of our executive officers who are named in the Summary Compensation Table found under “Executive Compensation–Summary Compensation Information” and material factors relevant to these policies and decisions.

These executive officers and their current officer positions are:

Named executive officer	Current officer position
Robert J. Palmisano	President and Chief Executive Officer
Lance A. Berry	Executive Vice President, Chief Financial and Operations Officer
Peter S. Cooke	President, Emerging Markets, Australia and Japan
Andrew C. Morton	Senior Vice President and Chief Human Resources Officer
Kevin D. Cordell	Executive Vice President, Chief Global Commercial Officer

The officer positions for each of Messrs. Berry, Cooke and Cordell changed effective January 2019. During 2018, Mr. Berry served as Senior Vice President and Chief Financial Officer, Mr. Cooke served as President, International and Mr. Cordell served as President, U.S.

We refer to these executive officers as our “named executive officers” or “NEOs” and our President and Chief Executive Officer as our “CEO” in this CD&A. This CD&A should be read in conjunction with the accompanying compensation tables, corresponding notes and narrative discussion, as they provide additional information and context to our compensation disclosures.

EXECUTIVE SUMMARY

FISCAL 2018 BUSINESS HIGHLIGHTS

Below are operational and financial highlights for 2018.

•	Increased Revenue Growth. We accelerated our top line growth from 8% to 12%.

•	Continued Growth of Total Ankle Business. We continued to expand our market leading position in total ankle with growth of 15%.

•	Continued Growth of Shoulder Business. We continued to grow our shoulder business at more than double the market rate of growth, growing 19% in 2018.

•

Gained Approval for AUGMENT ® Injectable Bone Graft. In June 2018, we received premarket approval (PMA) from the FDA for AUGMENT ® Injectable Bone Graft, which provides a clinically proven and safe and effective alternative to autograft for use in hindfoot and ankle fusion in an easy to use flowable formulation.

•

Completed Cartiva Acquisition. In October 2018, we acquired Cartiva, Inc., an orthopaedic medical device company focused on treatment of osteoarthritis of the great toe. With this acquisition, we added Cartiva’s Synthetic Cartilage Implant, the first and only PMA product for the treatment of great toe osteoarthritis. Supported by compelling clinical performance and backed by Level I clinical evidence, this acquisition adds differentiated technology to our core portfolio.

FISCAL 2018 COMPENSATION ACTIONS AND OUTCOMES

One of our key executive compensation objectives is to link pay to performance by aligning the financial interests of our executives with those of our shareholders and by emphasizing pay for performance in our compensation programs. We strive to accomplish this objective primarily through our annual performance incentive plan (PIP), which compensates executives for achieving annual corporate and divisional financial and other goals, and our long-term incentive equity grants, which align the interests of our executives with the long-term interests of our shareholders, promote stock ownership, and create significant incentives for executive retention.

Our compensation actions and incentive plan outcomes based on performance for fiscal 2018 are summarized below:

Pay element	2018 actions
Base salary	• Our CEO received no base salary increase. • Other NEOs received base salary increases between zero and 4.0%.

Short-term annual incentive

•  Target bonus percentage for our CEO remained the same at 100% and remained the same for our other NEOs, ranging from 50% to 65% of base salary.

•  Our CEO’s and CFO’s short-term incentive is based 100% on corporate performance goals.

•  Other NEOs’ short-term incentives are based on corporate performance goals, and in some cases, divisional and individual performance goals.

•  Corporate performance payouts were 111.1% of target, based on fiscal 2018 performance.

Measure	Weighting	Target Performance	2018 actual performance
Global net sales	40%	$823.5 million	$822.6 million
Adjusted EBITDA	30%	143.1 million	145.6 million
Free cash flow	30%	(3.0) million	5.6 million

• U.S. and international divisional performance payouts were 117.2% and 98.0% of target, respectively, based on fiscal 2018 performance.

Long-term incentive

•  The long-term incentive (LTI) grant guideline for our CEO increased from 400% to 450% of base salary to align closer with targeted competitive levels and remained the same for other NEOs, ranging from 100% to 175%, except in the case of one NEO whose LTI increased to 225%.

•  LTI is delivered 1/3 in stock options, 1/3 in time-vested restricted stock unit (RSU) awards and 1/3 in performance share unit (PSU) awards.

•  Stock options and RSU awards vest over four years.

•  PSU awards vest and are paid out in Wright ordinary shares upon the achievement of a threshold net sales growth goal over a three-year period.

•  Since PSU awards were first granted in 2017, there were no payouts of prior PSU awards during 2018.

Other

•  We paid Mr. Morton a $200,000 signing bonus upon his hiring, 100% of which he would have had to repay if he had voluntarily left Wright within one year of his start date and 50% of which he must repay if he voluntarily leaves within two years of his start date.

•  In June 2016, we agreed to pay Mr. Cooke a $1.2 million retention payment to relocate his family to the United Kingdom. This payment, made in June 2018, is in lieu of any future change in control or severance payment under his separation pay agreement.

•  In December 2018, we approved new compensation packages for Messrs. Berry and Cordell in connection with their promotions effective January 2019.

COMPENSATION HIGHLIGHTS AND BEST PRACTICES

Our compensation practices include many best pay practices that support our executive compensation objectives and principles, and benefit our shareholders.

What we do	What we don’t do
Structure our executive officer compensation so that a significant portion of pay is at risk	No automatic salary increases

What we do	What we don’t do
Emphasize long-term performance in our equity-based incentive awards	No repricing of stock options unless approved by shareholders
Use a mix of performance measures and caps on payouts	No excessive perquisites
Require minimum vesting periods on equity awards	No new single-trigger change in control arrangements
Require double-trigger for equity acceleration upon a change in control	No tax gross-ups, other than limited CEO and relocation tax gross-ups
Maintain a competitive compensation package	No change in control excise tax gross-ups
Have robust stock ownership guidelines and stock retention requirements for executive officers	No pledging or hedging of Wright securities
Maintain a clawback policy	No short sales or derivative transactions in Wright shares, including hedges
Hold an annual say-on-pay vote	No current payment of dividends on unvested awards

SHAREHOLDER OUTREACH EFFORTS AND CHANGES TO OUR EXECUTIVE COMPENSATION

During 2018, we continued to review our executive compensation program to ensure that it not only motivates our executives, but also aligns with shareholder interests and prevailing market practice. As part of this review, we reached out and listened to shareholders. In 2018, we contacted our top 50 institutional shareholders, representing approximately 83% of our outstanding ordinary shares, and attended over 300 meetings for investors and interested investors. For the individual investor meetings, our CEO, Chief Financial Officer and/or Chief Communications Officer attended. The agenda for these meetings requested feedback from investors and shareholders and generally included: (1) a review of our operations and results to date; (2) a summary of our strategic priorities and focus; and (3) a review of our compensation philosophy and its alignment with our strategic direction.

After our similar shareholder outreach efforts in 2017, we made several changes to our executive compensation program to respond to shareholder concerns and align with best practices. These changes include the use of performance-based awards, eliminating a single trigger change in control provision in our equity plan, requiring minimum vesting periods on equity awards under our equity plan, adopting a clawback policy and moving to an annual say-on-pay vote.

SAY-ON-PAY VOTE

At our 2018 Annual General Meeting, our shareholders had the opportunity to vote on an advisory say-on-pay proposal. At this meeting, over 98% of the votes cast by our shareholders were in favor of our say-on-pay vote. The Compensation Committee believes that such results affirmed shareholder support of our approach to executive compensation, especially the several changes we made to the program during 2017, and did not believe it was necessary to, and, therefore, did not, make any significant changes to our executive compensation program in 2018.

COMPENSATION OBJECTIVES AND PHILOSOPHIES

Our executive compensation policies, plans and programs seek to enhance our financial performance, and thus shareholder value, by aligning the financial interests of our executives with those of our shareholders and by emphasizing pay for performance. Specifically, our executive compensation programs are designed to:

•	Reinforce our corporate mission, vision and values;

•	Attract and retain executives important to the success of our Company;

•	Align the interests of our executives with the interests of our shareholders; and

•	Reward executives for the achievement of Company performance objectives, the creation of shareholder value in the short- and long-term, and their contributions to the success of our Company.

To achieve these objectives, although the compensation committee has not adopted any formal or informal policies or guidelines for allocating compensation, the committee makes executive compensation decisions based on the following philosophies:

•

Base salary and total compensation levels are generally targeted to be within a reasonable range of the 67th percentile of a group of similarly-sized peer companies. However, the specific competitiveness of any individual executive’s salary and compensation will be determined considering factors like the executive’s experience, skills and capabilities, contributions as a member of the executive management team, contributions to our overall performance, and the sufficiency of total compensation potential to ensure the retention of an executive when considering the compensation potential that may be available elsewhere.

•

At least two-thirds of the CEO’s compensation opportunity and half of other executives’ compensation opportunities should be in the form of variable compensation that is tied to financial results and/or creation of shareholder value.

•

The portion of total compensation that is performance-based or at-risk should increase with an executive’s overall responsibilities, job level, and compensation. However, compensation programs should not encourage excessive risk-taking behavior among executives and should support our commitment to corporate compliance.

•	Primary emphasis should be placed on company performance as measured against goals approved by the compensation committee rather than on individual performance.

•	At least half of the CEO’s compensation opportunity and one-third of other executives’ compensation opportunities should be in the form of stock-based incentive awards.

USE OF PEER GROUP AND OTHER MARKET DATA AND MARKET POSITIONING

Peer Group. To help determine appropriate levels of compensation for certain elements of our executive compensation program, the compensation committee reviews annually the compensation levels of our NEOs and other executives against the compensation levels of comparable positions with companies similar to us in terms of industry, revenues, products and operations. The elements of our executive compensation program to which the compensation committee “benchmarks” or uses to base or justify a compensation decision or to structure a framework for compensating executives include base salary, short-term cash incentive opportunity, and long-term equity incentives. With respect to other elements of our executive compensation program, such as perquisites, severance, and change in control arrangements, the compensation committee benchmarks these elements on a periodic or as needed basis and in some cases uses peer group or market data more as a “market check” after determining the compensation on some other basis. The compensation committee believes that compensation paid by peer group companies is more representative of the compensation required to attract, retain, and motivate our executive talent than broader survey data and that compensation paid by peer companies that are in the same industry, with similar products and operations, and with revenues in a range similar to ours, generally provides more relevant comparisons.

In 2017, Mercer (US) Inc. (Mercer) worked with the compensation committee to identify a peer group of 13 companies, which the compensation committee re-confirmed in 2018. Companies in the peer group are public companies in the health care equipment and supplies business with products and operations similar to ours and that had annual revenues generally within a range of our annual revenues. The peer group included the following companies:

The Cooper Companies, Inc.	Masimo Corporation	NuVasive, Inc.
Globus Medical, Inc.	Merit Medical Systems, Inc.	ResMed Inc.
Greatbatch, Inc.	Natus Medical Incorporated	Insulet Corporation
Haemonetics Corporation	NxStage Medical, Inc.	Abiomed, Inc.
Integra LifeSciences Holdings Corporation

The table below sets forth certain revenue and other financial information Mercer used to compile the proposed peer group and market capitalization information as of May 31, 2017 regarding the peer group that the compensation committee used in connection with its recommendations and decisions regarding executive compensation for 2018.

	Trailing 12- month revenue (in millions)	One-year revenue growth	Three-year revenue growth	Market capitalization (in millions)
25th percentile	$432	6%	20%	$1,597
50th percentile	710	10%	30%	2,954
75th percentile	1,207	16%	44%	5,557
Wright’s percentile rank	49%	65%	36%	47%

In reviewing benchmarking data, the compensation committee recognizes that benchmarking may not always be appropriate as a stand-alone tool for setting compensation due to aspects of our business and objectives that may be unique to us. Nevertheless, the compensation committee believes that gathering this information is an important part of its compensation-related decision-making process. However, where a sufficient basis for comparison does not exist between the peer group data and an executive, the compensation committee gives less weight to the peer group data. For example, relative compensation benchmarking analysis does not consider individual specific performance or experience or other case-by-case factors that may be relevant in hiring or retaining a particular executive.

Market Positioning. In general, we target base salary and total compensation levels to be within a reasonable range of the 67th percentile of our peer group. However, the specific competitiveness of any individual executive’s pay will be determined considering factors like the executive’s experience, skills and capabilities, contributions as a member of the executive management team, and contributions to our overall performance. The compensation committee will also consider the sufficiency of total compensation potential and the structure of pay plans to ensure the hiring or retention of an executive when considering the compensation potential that may be available elsewhere. We believe this market positioning is important to attract and retain the best executive talent to achieve our business strategies and objectives.

EXECUTIVE COMPENSATION PAY MIX

The overall mix of annual base salaries, target annual cash incentive awards and the grant date fair value of long-term incentive awards as a percent of target total direct compensation for our CEO and other NEOs (excluding new hires) as a group for 2018 is provided below. The value of the long-term incentives represented is based on the grant date fair value of stock options, RSU awards and PSU awards granted during 2018. Actual long-term incentive value will be based on long-term stock price performance and whether the PSU performance goals are achieved. All other compensation is excluded from the graphics below.

2018 CEO Pay Mix	2018 Other NEOs Pay Mix

EXECUTIVE COMPENSATION COMPONENTS

During 2018, our executive compensation program consisted of the following key elements: base salary, short-term cash incentive, long-term incentives in the form of stock option, RSU and PSU awards, limited perquisites and personal benefits, retirement benefits, and severance and change in control arrangements. The following table provides some of the key characteristics of, and purpose for, each element.

Element	Key characteristics	Purpose	Key 2018 changes
Base salary (Fixed, cash)	A fixed amount, paid in cash periodically throughout the year and reviewed annually and, if appropriate, adjusted, effective typically April 1 of each year.	Provides a source of fixed income that is market competitive and reflects the scope and responsibility of the position held.	No base salary increase for the CEO. Base salary increases between zero and 4.0% for the other NEOs.

Short-term incentive (STI) (Variable, cash)	A variable, short-term element of compensation that is payable in cash based on achievement of key pre-established annual corporate, and in some cases, divisional financial goals and/or individual goals.	Motivates and rewards our executives for achievement of annual financial and other goals intended to achieve our annual operating plan objectives.	No changes in target bonus percentages for NEOs. Corporate and divisional performance measures were the same as 2017, except eliminated AUGMENT ® net sales measure for US divisional goals.

Long-term incentives (LTI) (Variable, stock option, restricted stock unit and performance share unit awards)	A variable, long-term element of compensation that is provided one-third in stock options, one-third in time-vested RSUs and one-third in PSU awards. Stock options and RSUs vest over four years.	Aligns the interests of our executives with our shareholders; encourages focus on long-term company financial performance measures that are deemed strategically and operationally important to our Company; promotes retention of our executives; and encourages	No significant changes made to long-term equity incentives, other than an increase in the LTI grant guideline for our CEO from 400% to 450% of base salary and for our CFO from 200% to 225% of base salary.

Element	Key characteristics	Purpose	Key 2018 changes
	PSU awards vest and are paid out in our ordinary shares upon the achievement of a threshold three-year net sales growth goal.	significant ownership of our ordinary shares.

Perquisites and personal benefits

Includes personal insurance premiums, up to $5,000 reimbursement for financial and tax planning and tax preparation for all NEOs and supplemental long-term disability insurance.

Additional benefits for our CEO under his employment agreement.

Customary relocation benefits and assignment and expat benefits that are consistent with local policies and practices.

Assists in attracting new and retaining existing talent, allowing our executives to more efficiently use their time and supports them in effectively contributing to our Company’s success.

CEO benefits were critical to our ability to hire him.

No significant changes were made to perquisites and personal benefits, except the adoption of a supplemental long-term disability insurance policy effective January 1, 2019.

$200,000 sign-on bonus and $30,000 allowance for temporary housing and travel was paid to Mr. Morton upon his hiring.

$1.2 million retention payment paid to Mr. Cooke after completion of two-year ex pat service in the United Kingdom

Retirement benefits

Includes a defined contribution retirement plan with a discretionary Company match.

No pension arrangements, post-retirement health coverage or nonqualified defined contribution or other deferred compensation plans.

		Provides an opportunity for employees to save and prepare financially for retirement.	No significant changes made to retirement benefits.

Change in control and severance benefits	Customary “double-trigger” change in control and severance benefits for our CEO under his employment agreement and for other NEOs under separation pay agreements.	Attracts key executive talent and encourages continuity, stability and retention when considering the potentially disruptive impact of an actual or potential corporate transaction.	No significant changes made to change in control and severance benefits.

BASE SALARY

Setting Initial Salaries for New Executives. We initially fix base salaries for executives at a level we believe enables us to hire and retain them in a competitive environment, and to reward satisfactory individual performance and a satisfactory level of contribution to our overall business objectives. During 2018, we hired Andrew C. Morton as Senior Vice President and Chief Human Resources Officer. In setting his initial base salary at $400,000, we considered his base salary at his prior employer and target market positioning of companies in our peer group.

Annual Salary Increases. We review the base salaries of our NEOs each year following the completion of our prior year individual performance reviews. If appropriate, we increase base salaries to recognize annual increases in the cost of living and superior individual performance and to ensure that our base salaries remain market competitive. In addition, we review our CEO’s base salary at least annually, and consider whether an increase is appropriate, as required under his employment agreement. We refer to annual base salary increases as a result of cost of living adjustments and individual performance as “merit increases.” In addition, we may make additional upward adjustments to an executive’s base salary to compensate the executive for assuming increased roles and responsibilities, to retain an executive at risk of recruitment by other companies, and/or to bring an executive’s base salary closer to our target market positioning of companies in our peer group. We refer to these base salary increases as “market adjustments.”

The 2018 base salary merit increases for our NEOs ranged from 0.0% to 4.0% over their respective 2017 base salaries. Our CEO received no base salary increase, but received an increase in his LTI grant guideline as described below. No upward market adjustments were made during 2018. We believe the base salaries of all of our NEOs are within a reasonable range of our targeted positioning among our peer group.

2018 Base Salaries. The table below sets forth the 2017 base salaries (effective April 1, 2017) of our NEOs, their 2018 base salaries (effective April 1, 2018), and the percentage increase compared to their 2017 base salaries.

Name	2017 base salary ($)	2018 base salary ($)	2018 base salary % increase compared to 2017 base salary
Robert J. Palmisano	$958,514	$958,514	0.0%
Lance A. Berry	450,000	468,000	4.0%
Peter S. Cooke	397,440	407,376	2.5%
Andrew C. Morton	N/A	400,000	N/A
Kevin D. Cordell	470,656	480,069	2.0%

2019 Base Salaries. In December 2018, we set the following base salaries for 2019 for our NEOs who changed officer positions effective January 2019: Mr. Berry ($515,000), Mr. Cooke ($407,376), and Mr. Cordell ($515,000). In February 2019, we set the following base salaries for 2019 for the remainder of our NEOs effective March 23, 2019: Mr. Palmisano ($958,514) and Mr. Morton ($416,000). The 2019 base salaries represent merit increases of 0.0% to 4.0% over their respective 2018 base salaries. Upward market adjustments were made in the case of Messrs. Berry and Cordell to compensate them for assuming increased roles and responsibilities and bring them closer to target market positioning within our peer group in their new positions.

SHORT-TERM CASH INCENTIVE COMPENSATION

Our short-term cash incentive compensation is paid as an annual cash bonus under our PIP and is intended to compensate executives for achieving annual corporate financial performance goals and, in some cases, divisional financial and individual performance goals. The PIP provides broad discretion to the compensation committee in interpreting and administering the plan. All 2018 short-term cash incentive bonuses to our NEOs were paid out in early March 2019 and were dependent upon executives’ continued service through the end of 2018.

Target Bonus Percentages. Target short-term cash incentive bonuses for 2018 for each executive were based on a percentage of base salary and were as follows for each NEO:

Name	Percentage of base salary
Robert J. Palmisano	100%
Lance A. Berry	65%
Peter S. Cooke	55%
Andrew C. Morton	50%
Kevin D. Cordell	60%

The 2018 target bonus percentages for our CEO and other NEOs did not change from their 2017 levels for those executives who were executives in 2017. Based on an executive compensation analysis by our compensation consultant, we believe the target bonus percentages for our NEOs were generally aligned with our target market positioning within our peer group.

Performance Goal Mix. 2018 bonuses to our NEOs were based on achievement of corporate performance goals for all executives, as well as divisional performance goals for Messrs. Cooke and Cordell, and individual performance goals for Mr. Morton.

Named executive officer	Percentage based upon corporate performance goals	Percentage based upon divisional performance goals	Percentage based upon individual performance goals
Robert J. Palmisano	100%	0%	0%
Lance A. Berry	100%	0%	0%
Peter S. Cooke	40%	60%	0%
Andrew C. Morton	80%	0%	20%
Kevin D. Cordell	40%	60%	0%

Corporate Performance Goals. For 2018, we had three corporate performance measures as set forth in the table below. These three measures were the same corporate performance measures from 2017, and were selected again because they were determined to continue to be the three most important indicators of our financial performance for 2018 as evaluated by management and analysts.

2018 corporate performance metric	Weighting
Global net sales (1)	40%
Adjusted EBITDA (2)	30%
Free cash flow (3)	30%

(1)

This performance measure was calculated using a non-GAAP financial measure, which we believe provides meaningful supplemental information regarding our core operational performance. The net sales goal and actual results were calculated based on a foreign currency exchange planning rate to adjust for any impact of foreign currency on underlying performance.

(2)

This performance measure was calculated using a non-GAAP financial measure, which we believe provides meaningful supplemental information regarding our core operational performance. Adjusted EBITDA from continuing operations means net loss from continuing operations plus charges for interest, income taxes, depreciation and amortization expenses, non-cash share-based compensation expense and non-operating income and expense. Additionally, adjusted EBITDA from continuing operations excluded transaction and transition costs associated with acquisitions and divestitures; tax benefit related to realizability of net operating losses; and bonus compensation.

(3)

This performance measure was calculated using a non-GAAP financial measure, which we believe provides meaningful supplemental information regarding our core operational performance. Adjusted free cash flow means net cash flow provided by operating activities (excluding net cash flow from certain discontinued operations, AUGMENT ® payment milestone and foreign currency gains and losses) less capital expenditures.

The percentage of the target bonus earned by bonus objective was based on the following performance levels and an overall weighted average corporate payout:

Performance level	Percent of target bonus earned
Minimum	0%
Threshold (50% payout)	50.1% to 99.9%
Target (100% payout)	100%
Above target (150% payout)	100.1% to 150%
High (200% payout)	150.1% to 200%

In setting the threshold, target, above target, and maximum performance achievement levels, we considered past performance, market conditions, and the financial, strategic, and operational plans presented by management. When setting the target performance levels, we sought to ensure that at- or above-market performance was the goal. For above-target performance levels, the achievement levels required “stretch” performance by the management team to achieve this level of performance. At the threshold level, targets would be set on a steeper slope than at the above target/maximum categories, so that missed target performance would result in more rapidly declining bonus opportunity.

The performance level of each corporate performance measure is set forth in the table below. The free cash flow performance goals were revised in July 2018 to reflect the impact of an incremental investment in upper extremities shoulder kits during the second quarter of 2018 which otherwise would have adversely affected the achievement of the free cash flow performance measure.

Performance level	Global net sales	Adjusted EBITDA	Free cash flow
Minimum	$769.2 million	$107.2 million	$(42.1) million
Threshold (50% payout)	$782.1 million	$117.6 million	$(17.5) million
Target (100% payout)	$823.5 million	$143.1 million	$(3.0) million
Above target (150% payout)	$842.5 million	$157.6 million	$11.5 million
High (200% payout)	$864.8 million	$182.2 million	$36.1 million

The table below sets forth our actual performance for each corporate performance measure and the overall weighted corporate performance achievement rating, which was between target and above target, resulting in a 111.1% payout for our corporate performance measures. In calculating the free cash flow payout, the Compensation Committee approved an adjustment to exclude an interest payment paid in December 2018 as a result of the refinancing of the Company’s 2020 senior convertible notes in June 2018.

2018 corporate performance measures and weighting	Actual	Payout
Global net sales (40%)	$822.6 million	Between threshold and target
Adjusted EBITDA (30%)	$145.6 million	Between target and above target
Free cash flow (30%)	$5.6 million	Between target and above target
Overall weighted achievement rating	111.1%	Between target and above target

Divisional Performance Goals. As Presidents of our International and U.S. businesses during 2018, the 2018 PIP bonuses for Messrs. Cooke and Cordell were based 40% on corporate performance goals and 60% on divisional performance goals. The portion of their bonuses that was tied to divisional performance was based on four divisional performance measures. The table below sets forth the international and U.S. divisional performance measures and reflects how those business units performed in 2018, and the overall weighted average divisional performance achievement rating. Mr. Cooke’s 2018 PIP bonus reflected an overall weighted average achievement rating for the international business performance goals of 98.0% of target and Mr. Cordell’s 2018 PIP bonus reflected an overall weighted average achievement rating for the U.S. business performance goals of 117.2% of target.

2018 divisional performance measures and weighting	International 2018 performance	U.S. 2018 performance
Net sales (40%)	Between threshold and target	Between target and above target
Adjusted EBITDA (30%)	Between threshold and target	Between target and above target
Days-on-hand (15%)	Between above target and maximum	Between above target and maximum
Days sales outstanding (15%)	Between target and above target	Between target and above target
Overall weighted achievement rating	Slightly below target	Between target and above target

The specific performance levels for our international and U.S. divisional performance measures are maintained as proprietary and confidential. We believe that disclosure of these specific performance levels would represent competitive harm to us as these divisional goals and results are not publicly disclosed and are competitively sensitive. For each divisional performance measure, the target goal reflects the annual financial business plan goal set for the division. Based on historical performance, the compensation committee believes the attainment of the target performance level, while uncertain, could be reasonably anticipated. Threshold goals represent the minimum level of performance necessary for that performance measure and the compensation committee believes the threshold goals are likely to be achieved. Maximum goals represent levels of performance at which the compensation committee determines a payout of 200% of target would be appropriate. The compensation committee believes that the maximum goals established for each division performance measure are more aggressive goals.

Individual Performance Goals. To foster cooperation and communication among executives, the compensation committee places primary emphasis on overall corporate and divisional performance goals rather than on individual performance goals. For NEOs, at least 80% of their 2018 annual PIP bonuses were determined based on the achievement of corporate or divisional performance goals and only 20% or less were based on achievement of individual performance goals. The individual performance goals used to determine annual PIP bonuses were management by objectives, known internally as MBOs. MBOs are generally two to three written, specific and measurable objectives agreed to and approved by the executive, CEO and compensation committee in the beginning of the year. The only NEO with MBOs for 2018 was Mr. Morton. His MBOs for 2018 related to enhancement of our compensation processes and improvements in processes for global equity planning, global bonus calculation and global talent onboarding. His MBO achievement rating, as determined by the compensation committee, was 150%.

2018 Actual PIP Bonuses. The table below sets forth the 2018 PIP bonuses for all NEOs:

Named executive officer	2018 PIP bonus
Robert J. Palmisano	$1,064,909
Lance A. Berry	337,966
Peter S. Cooke	231,316
Andrew C. Morton	237,760
Kevin D. Cordell	330,556

2019 Changes and PIP Performance Goals. In February 2019, the compensation committee approved PIP performance goals for 2019. The corporate and divisional performance measures for 2019 are based on net sales, adjusted EBITDA, and free cash flow. The 2019 target bonus percentages for our NEOs did not change from their 2018 levels, other than in the case of Mr. Palmisano whose target bonus percentage increased by 20% to bring him closer to our target market positioning within our peer group and Messrs. Berry and Cordell whose target bonus percentages increased by 10% to compensate them for assuming increased roles and responsibilities and bring them closer to target market positioning within our peer group in their new positions. Consistent with the design for the 2018 plan, the 2019 bonus for our CEO is based 100% on achievement of corporate performance goals, with no individual performance components. Bonuses for our other NEOs are based on corporate, divisional and individual performance goals as follows:

Named executive officer	Percentage based upon corporate performance goals	Percentage based upon divisional performance goals	Percentage based upon individual performance goals
Robert J. Palmisano	100%	0%	0%
Lance A. Berry	100%	0%	0%
Peter S. Cooke	30%	50%	20%
Andrew C. Morton	80%	0%	20%
Kevin D. Cordell	100%	0%	0%

LONG-TERM EQUITY-BASED INCENTIVE COMPENSATION

Long-term equity-based incentives typically comprise a significant portion of each NEO’s compensation package, consistent with our executive compensation philosophy. Our board of directors, on recommendation of the compensation committee, generally grants long-term incentives in the form of equity awards on an annual basis and to new hires. On limited occasion, we may make special recognition grants or discretionary grants to executive officers for retention or other purposes. Such grants may vest based on the passage of time and/or the achievement of certain performance goals. All equity awards are granted under the shareholder-approved Wright Medical Group N.V. 2017 Equity and Incentive Plan.

Annual Performance Recognition Grants. Annual performance recognition grants are discretionary annual grants that are made during mid-year to give the compensation committee another formal opportunity during the year to review executive compensation and recognize executive and other key employee performance. The recipients and size of the annual performance recognition grants are determined based on our long-term incentive grant guidelines, which we review annually to ensure continued alignment with our target positioning. Consistent with the principle that the interests of our executives should be aligned with those of our shareholders and that the portion of an executive’s total compensation that varies with performance and is at risk should increase with the executive’s level of responsibility, incentive grants, expressed as a percentage of base salary and dollar values, increase as an executive’s level of responsibility increases.

The table below describes our LTI grant guidelines for annual performance recognition grants that applied to our NEOs for 2018. Mr. Morton did not receive an annual performance recognition grant since he joined Wright in March 2018.

Named executive officer	Incentive grant guideline expressed as % of base salary	Dollar value of incentive grant guideline as of July 24, 2018 grant date ($)
Robert J. Palmisano	450%	4,313,313
Lance A. Berry	225%	1,053,000
Peter S. Cooke	100%	407,376
Kevin D. Cordell	175%	840,121

The LTI grant guideline for our CEO increased from 400% to 450% to bring his LTI closer to our target positioning in our peer group and provide him greater performance-based compensation in lieu of an annual base salary increase. The LTI grant guidelines for our other NEOs remained the same, other than for Mr. Berry whose guideline increased from 200% to 225% to bring his LTI closer to our target positioning.

Talent Acquisition Grants. Talent acquisition grants are new hire grants that are considered and approved as part of an executive’s compensation package at the time of hire (with the grant date and exercise price delayed until the hire date). As with our annual performance recognition grants, the size of our talent acquisition grants is determined by dollar amount (as opposed to number of underlying shares), and under our LTI grant guidelines, is generally 2 to 2.5 times the LTI grant guidelines for annual performance recognition grants, as recommended by our compensation consultant. We recognize that higher initial grants often are necessary to attract a new executive, especially one who may have accumulated a substantial amount of equity-based long-term incentive awards or other equity at a previous employer that would typically be forfeited upon acceptance of employment with us. In some cases, we may need to further increase a talent acquisition grant to attract an executive. Mr. Morton was the only NEO to receive a talent acquisition grant during 2018. His LTI grant guideline expressed as a percentage of base salary is 125%, resulting in a new hire talent acquisition grant value equal to $1,000,000, or two times his LTI grant guideline.

Equity Award Mix. Once an executive’s target total LTI value is determined, one-third of the value is provided in stock options, one-third is provided in RSU awards and one-third is provided in PSU awards, except in the case of new hires, where the value is provided one-half in stock options and one-half in RSU awards. The number of stock options, RSU awards and target PSU awards is based on the Black-Scholes value of our ordinary shares as determined on the third business day prior to the corporate approval of the award and using an average closing price of our ordinary shares over the most recent 10-trading days.

The following table describes each of these three types of awards and why we provide them to our executives:

Stock options	RSU awards	PSU awards
Provides executives with the opportunity once vested to purchase our ordinary shares at a price fixed on the grant date regardless of future market price.	Provides executives a commitment by us to issue ordinary shares at the time the RSU award vests.	Gives executives a commitment from us to issue a certain number of ordinary shares dependent upon achievement of one or more performance measures.

Exercise price is equal to fair market value of an ordinary share on the grant date.	Vesting is time-based, in four annual installments.	At time of grant, the compensation committee establishes performance measures, weightings, goals, performance adjustment events, if any, and the performance period, as well as thresholds, targets, and maximums.

Vesting is time-based, with 25% of the shares underlying the stock option vesting on the one-year anniversary of the grant date and the remaining 75% of the underlying shares vesting over a three-year period thereafter in 36 nearly equal monthly installments.	Annual awards vest on each August 15th.	Performance periods typically begin on the first day of our third fiscal quarter and end on the last day of our second fiscal quarter of the third year thereafter.

	New hire awards vest beginning on either August 15th, November 15th, March 1st or May 15th, depending on the grant date.	At the end of the performance period, the compensation committee certifies performance against the performance goals, including the applicability of any performance adjustment events, and a corresponding payout, which is expressed as a percent of target.

	In all cases, the first vesting date is at least one year after the grant date.	Actual payouts for PSU awards can range from 0% (if the threshold levels of performance are not met) to 200% of the target award (if maximum levels of performance are met).

Provides the opportunity for capital accumulation and more predictable LTI value than stock options.

Benefits of all equity award types
Incentivizes employees to maximize company performance, as the value of awards is directly tied to an appreciation in the value of our ordinary shares.

Provides an effective retention mechanism because of vesting provisions.

Strengthens the relationship between the long-term value of our ordinary shares and the potential financial gain for executives.

Links a portion of an executive’s compensation to the interests of our shareholders by providing an incentive to achieve corporate goals and increase the market price of our ordinary shares over the vesting period.

2018 Equity Awards. The table below sets forth the number of stock options, RSU awards and target PSU awards granted to each of our NEOs in 2018. As mentioned earlier, Mr. Morton received new hire talent acquisition grants, which did not include PSU awards.

Named executive officer	Stock options (#)	RSU awards (#)	PSU awards (assuming target performance) (#)
Robert J. Palmisano	149,008	55,536	55,536
Lance A. Berry	36,377	13,558	13,558
Peter S. Cooke	14,073	5,245	5,245
Andrew C. Morton	65,062	22,707	N/A
Kevin D. Cordell	29,023	10,817	10,817

Since 2017 was the first year we granted PSU awards and the performance period of those awards is three years, no payouts for PSU awards were determined during 2018. The performance measure for the PSU awards granted in 2018 and 2017 is net sales growth over a three-year period. The specific performance goals are maintained by us as proprietary and confidential. We believe that disclosure of this specific performance goal would represent competitive harm to us. Based on historical performance, we believe the attainment of the target performance level, while uncertain, could be reasonably anticipated. The threshold goal represents the minimum level of performance necessary for there to be a payout and we believe is likely to be achieved. The maximum goal represents the performance at which a payout is 200% of the target award and represents the level of performance of which we believe a payout of 200% would be appropriate. We believe that the maximum goal established for the performance measure is much more aggressive than the target goal. We consider the following factors when establishing the performance goals: our prior year and year-to-date financial business results, long-term strategic plan outlook, our competitive situation, anticipated state of our business, and any anticipated business opportunities.

Additional information concerning the long-term incentive compensation information for our NEOs for 2018 is included in the Summary Compensation Table and Grants of Plan-Based Awards Table under the heading “ Executive Compensation.”

2019 Changes. For 2019, the long-term incentive grant guideline for certain of our named executive officers was increased, which will apply to their annual equity grants anticipated to be made in July 2019. Mr. Palmisano’s incentive grant guideline was increased by 50% to bring him closer to our target market positioning within our peer group, and in connection with their respective promotions effective January 2019, the incentive grant guideline for each of Messrs. Berry and Cordell was increased by 50%.

ALL OTHER COMPENSATION

Retirement benefits

Our executives have the opportunity to participate in retirement plans maintained by our operating subsidiaries, including a 401(k) plan, on the same basis as our other employees. We believe these plans provide an opportunity for our executives to plan for and meet their retirement savings needs.

We do not provide pension arrangements or post-retirement health coverage for our employees, including NEOs, or nonqualified defined contribution or other deferred compensation plans.

Relocation, assignment and expat benefits	We provide our executives with customary relocation assistance benefits if they relocate at our request. Tax protection may be provided in these situations to avoid an executive being penalized from a tax perspective for a relocation on behalf of our company. During 2018,

Mr. Morton received relocation benefits, together with a tax gross-up, in connection with his hiring.

For international assignments, we also provide customary assignment and expat benefits that are consistent with local policies and practices. Tax protection may be provided in these situations to avoid an executive being penalized from a tax perspective for a relocation or expat service on behalf of our company. During 2016, we asked Mr. Cooke, President, International, to relocate his family to the United Kingdom. To compensate and incentivize Mr. Cooke to relocate, we agreed to provide him standard and customary relocation, temporary assignment and expat benefits. These are described in more detail under “ Executive Compensation–Summary Compensation Information–All Other Compensation for 2018–Supplemental ” and include cost-of-living adjustments, medical coverage, housing allowance, educational tuition fees and related transportation costs, car lease, reimbursement of certain relocation expenses and tax and tax equalization benefits.

Perquisites and other benefits

We provide our executives with modest perquisites to attract and retain them. The perquisites provided to our NEOs during 2018 included $1,000 for certain personal insurance premiums and up to $5,000 reimbursement for financial and tax planning and tax preparation.

In addition, we are required to provide our CEO additional perquisites under the terms of his employment agreement, which we agreed upon at the time of his initial hiring by legacy Wright to attract him to our company. These additional perquisites include additional reimbursement for financial and tax planning and tax preparation, a monthly allowance of $7,500 for housing and automobile expenses, reimbursement for reasonable travel expenses between Memphis, Tennessee and his residences, and an annual physical examination. To the extent that the reimbursements for his housing and automobile expenses and travel expenses are not deductible by Mr. Palmisano for income tax purposes, such amounts are “grossed-up” for income tax purposes so that the reimbursed items will be received net of any deduction for income and payroll taxes. We agreed to this gross-up provision at the time of his initial hiring by legacy Wright to attract him to our company and ease the financial burden on him to travel to and from our U.S. corporate headquarters in Memphis, Tennessee.

In addition, in 2018, we provided certain additional benefits to Mr. Morton to encourage him to accept an offer of employment with us, including a $200,000 sign-on bonus, a full annual incentive bonus for 2018 and $30,000 allowance for temporary housing and travel. One-half of the sign-on bonus must be paid back by Mr. Morton if he voluntarily terminates his employment with Wright prior to the two-year anniversary of his hire date and the entire sign-on bonus must be paid back if he voluntarily terminates his employment prior to the one-year anniversary.

In June 2018, we paid Mr. Cooke a $1.2 million retention payment that was agreed upon in June 2016 when we agreed to relocate his family to the United Kingdom. This payment is in lieu of any future change in control or severance payment under his separation pay agreement.

We believe perquisites and certain other benefits are an important part of our overall compensation package and help us accomplish our goal of attracting, retaining, and rewarding top executive talent. The value of all of the perquisites and other compensation provided to our NEOs for 2018 can be found under “Executive Compensation–Summary Compensation Information–All Other Compensation for 2018–Supplemental.”

CHANGE IN CONTROL AND POST-TERMINATION SEVERANCE ARRANGEMENTS

Change in Control Arrangements. To encourage continuity, stability and retention when considering the potential disruptive impact of an actual or potential corporate transaction, we have established change in control arrangements, including provisions in our equity-based compensation plans, separation pay agreements with our executives, and our employment agreement with our CEO, which are described in more detail below and under “Executive Compensation–Potential Payments Upon a Termination or Change in Control.” These arrangements are designed to incentivize our executives to remain with our company in the event of a change in control or potential change in control.

We believe our change in control arrangements are an important part of our executive compensation program in part because they mitigate some of the risk for executives working in a smaller company where there is a meaningful likelihood that the company may be acquired. Change in control benefits are intended to attract and retain qualified executives who, absent these arrangements and in anticipation of a possible change in control of our company, might consider seeking employment alternatives to be less risky than remaining with our company through the transaction. We believe that relative to our company’s overall value, our potential change in control benefits are relatively small and are aligned with current peer company practices.

Our 2017 equity plan contains a “double trigger” change in control provision under which equity awards will not vest in connection with a change in control unless there is a termination event or the equity awards are not continued, assumed or substituted with like awards by the successor. Under the terms of our prior equity plan and the individual award documents provided to recipients of awards under that plan, all stock options and RSU awards become immediately vested (and, in the case of options, exercisable) upon the completion of a change in control of our company. Thus, the immediate vesting of stock options and RSU awards is triggered by the change in control, itself, and thus is known as a “single trigger” change in control arrangement. The intent of our prior “single trigger” equity acceleration change in control arrangements was to provide retention incentives during what can often be an uncertain time for employees. They also provided executives with additional monetary motivation to focus on and complete a transaction that our board of directors believes is in the best interests of our company and shareholders rather than to seek new employment opportunities. The immediate acceleration of equity-based awards also aligned the interests of our executives and other employees with those of our shareholders by allowing our executives to participate fully in the benefits of a change in control as to all of their equity. If an executive were to leave before the completion of the change in control, unvested awards held by the executive would terminate. However, we recognized that our single trigger change in control arrangements did not align with current market practice and the desires of many of our shareholders so we changed this practice with the adoption of our 2017 equity plan.

In addition to the change in control provisions in our 2017 equity plan, we have entered into an employment agreement with our CEO and separation pay agreements with our other NEOs and other officers which provide certain payments and benefits in the event of a termination of employment in connection with a change in control. These “double trigger” change in control protections are intended to induce executives to accept or continue employment with our company, provide consideration to executives for certain restrictive covenants that apply following termination of employment, and provide continuity of management in connection with a threatened or actual change in control transaction. If an executive’s employment is terminated without “cause” or by the executive for “good reason” (as such terms are defined in the agreements) within 12 months (24 months for our CEO) following a change in control, the executive will be entitled to receive a severance payment and certain benefits. These arrangements and a quantification of the payment and benefits provided under these arrangements are described in more detail under “Executive Compensation–Potential Payments Upon a Termination or Change in Control.”

Other Severance Arrangements. Each of our NEOs is entitled to receive severance benefits upon certain other qualifying terminations of employment, other than a change in control, pursuant to the provisions of an employment agreement for our CEO and separation pay agreements for our other NEOs. These severance arrangements are intended to induce the executives to accept or continue employment with our company and are primarily intended to retain our executives and provide consideration to those executives for certain restrictive covenants that apply following a termination of employment. Additionally, we entered into these agreements because they provide us valuable protection by subjecting the executives to restrictive covenants that prohibit the disclosure of confidential information during and following their employment and limit their ability to engage in competition with us or otherwise interfere with our business relationships following their termination of employment.

For more information on our severance arrangements with our NEOs, see the discussions below under “Executive Compensation–Potential Payments Upon a Termination or Change in Control.”

STOCK OWNERSHIP GUIDELINES

We have established stock ownership guidelines that are intended to further align the interests of our executives with those of our shareholders. Stock ownership targets for each of our executive officers have been set at that number of our ordinary shares with a value equal to a multiple of the executive’s annual base salary. Each of the executive officers has five years from the date of hire or, if the ownership multiple has increased during his or her tenure, five years from the date established in connection with such increase to reach his or her stock ownership targets. Until his or her stock ownership target is achieved, each executive is required to retain an amount equal to 75% of the net shares received as a result of the exercise of stock options or the vesting of RSU awards. If there is a significant decline in the price of our ordinary shares that causes executives to be out of compliance, such executives will be subject to the 75% retention ratio, but will not be required to purchase additional shares to meet the applicable targets. Our compensation committee reports on compliance with the guidelines at least annually to our board of directors. Each of our NEOs is in compliance with our stock ownership guidelines, taking into account the five-year compliance deadline for new hires.

Named executive officer	Stock ownership target as a multiple of base salary	In compliance (yes/no)
Robert J. Palmisano	4x	Yes
Lance A. Berry	2x	Yes
Peter S. Cooke	2x	Yes
Andrew C. Morton	2x	Yes
Kevin D. Cordell	2x	Yes

ANTI-HEDGING AND PLEDGING

Our code of conduct on insider trading and confidentiality prohibits our executive officers from engaging in hedging transactions, such as short sales, transactions in publicly traded options, such as puts, calls and other derivatives, and pledging our ordinary shares.

RISK ASSESSMENT

As a result of our annual assessment on risk in our compensation programs, we concluded that our compensation policies, practices, and programs and related compensation governance structure work together in a manner so as to encourage our executives (and other employees) to pursue growth strategies that emphasize shareholder value creation, but not to take unnecessary or excessive risks that could threaten the value of our company. For more information on this assessment, see the discussions below under “Executive Compensation–Risk Assessment of Compensation Policies, Practices and Programs.”

CLAWBACK POLICY

During 2017, we adopted a clawback policy that authorizes recovery of gains from incentive compensation, including equity awards, in the event of certain financial restatements. In addition, under our equity plans, if an executive is determined by the compensation committee to have taken action that would constitute “cause” or an “adverse action,” as those terms are defined in the plan, during or within one year after the termination of the executive’s employment, all rights of the executive under the plan and any agreements evidencing an equity award then held by the executive will terminate and be forfeited. In addition, the compensation committee may require the executive to surrender and return to us any shares received, and/or to disgorge any profits or any other economic value made or realized by the executive in connection with any awards or any shares issued upon the exercise or vesting of any awards during or within one year after the termination of the executive’s employment or other service. Mr. Palmisano’s employment agreement also contains a clawback provision in the event of certain financial restatements.

HOW WE MAKE COMPENSATION DECISIONS

Roles and Responsibilities. There are several elements to our executive compensation decision-making, which we believe allow us to most effectively implement our compensation philosophy and objectives. The compensation committee, the board of directors, our independent external compensation consultant and management all have a role in decision-making for executive compensation. The following table summarizes their roles and responsibilities.

Responsible party	Roles and responsibilities
Compensation committee (Comprised solely of independent directors and reports to the board of directors)

•  Oversees all aspects of our executive compensation program.

•  Annually reviews and approves our corporate goals and objectives relevant to CEO compensation.

•  Evaluates CEO’s performance in light of such goals and objectives, and determines and recommends his compensation based on this evaluation.

•  Determines and approves all executive officer compensation, including salary, bonus and equity and non-equity incentive compensation.

•  Administers our equity compensation plans and reviews and recommends all equity awards.

•  Reviews our incentive compensation arrangements to confirm that incentive pay does not encourage unnecessary risk-taking.

•  Evaluates market competitiveness of each executive’s compensation.

•  Evaluates proposed changes to our executive compensation program.

•  Assists the board in developing and evaluating potential candidates for executive positions and overseeing the development of succession plans.

•  Has sole authority to hire consultants, approve their fees and determine the nature and scope of their work.

Board of directors

•  Approves, upon recommendation of the compensation committee, all CEO compensation consistent with our shareholder-approved board of directors compensation policy.

•  Approves, upon recommendation of the compensation committee, all equity grants.

Independent external compensation consultant (Mercer (US) Inc.) (Independent under Nasdaq listing rules and reports to the compensation committee)

•  Advises on all significant aspects of executive compensation, as well as non-executive director compensation.

•  Provides advice and guidance on the appropriateness and competitiveness of our executive compensation program relative to our performance and market practice.

•  Reviews total compensation strategy and pay levels for executives.

•  Examines our executive compensation program to ensure that each element supports our business strategy.

•  Assists in selection of peer companies and gathering competitive market data.

•  Provides advice with respect to our equity-based compensation plans.

•  Attends on a regular basis compensation committee meetings.

Responsible party	Roles and responsibilities
President and Chief Executive Officer

•  Reviews performance of other executive officers and makes recommendations with respect to their compensation.

•  Confers with the compensation committee and compensation consultant concerning design and development of compensation and benefit plans.

•  Provides no input or recommendations with respect to his own compensation.

Other members of senior management team

(Senior Vice President, Chief Human Resources Officer, Senior Vice President, General Counsel and Secretary, and Executive Vice President, Chief Financial and Operations Officer)

•  Gathers compensation data regarding executives and coordinates the exchange of information among management, the compensation committee and compensation consultant.

•  Assists the compensation committee by ensuring compliance with legal and regulatory requirements and educating the committee on executive compensation trends and best practices from a corporate governance perspective.

•  Provides no input or recommendations with respect to their own compensation.

Factors Considered. In setting or recommending executive compensation for our NEOs, the compensation committee considers the following primary factors:

•	each executive’s position within the company and the level of responsibility;

•	the ability of the executive to impact key business initiatives;

•	the executive’s individual experience and qualifications;

•	compensation paid to executives of comparable positions by companies similar to us;

•	company performance, as compared to specific pre-established objectives;

•	individual performance, generally and as compared to specific pre-established objectives;

•	the executive’s current and historical compensation levels;

•	advancement potential and succession planning considerations;

•	an assessment of the risk that the executive would leave us and the harm to our business initiatives if the executive left;

•	the retention value of executive equity holdings, including outstanding stock options, RSU awards and PSU awards;

•	the dilutive effect on the interests of our shareholders of long-term equity-based incentive awards; and

•	anticipated share-based compensation expense as determined under applicable accounting rules.

The compensation committee also considers the recommendations of our CEO with respect to executive compensation to be paid to other executives. In making these recommendations, the CEO considers many of the same factors listed above that the compensation committee considers in setting executive compensation, including in particular the results of each executive’s annual performance review and the executive’s achievement of his or her individual MBOs established in connection with our PIP, described above. In making its final decision regarding the form and amount of compensation to be paid to our NEOs (other than the CEO), the compensation committee considers and gives great weight to the recommendations of the CEO recognizing that due to his reporting and otherwise close relationship with each executive, the CEO often is in a better position than the compensation committee to evaluate the performance of each executive (other than himself). In making its final decision regarding the form and amount of compensation to be paid to the CEO, the compensation committee considers the results of the CEO’s self-review and his individual annual performance review by the compensation committee, benchmarking data gathered by our compensation consultant, and the recommendations of our non-executive directors. In making its final decision regarding the form and amount of compensation to be paid to executives, the compensation committee considers the information gathered by and recommendations of Mercer. The compensation committee values Mercer’s benchmarking information and input regarding best practices and trends in executive compensation matters.

TAX DEDUCTIBILITY OF COMPENSATION

Prior to the enactment of the Tax Cuts and Jobs Act signed into law on December 22, 2017 (referred to as the Tax Act), in designing our executive compensation program, we considered the deductibility of executive compensation under Code Section 162(m). At the time the compensation committee made compensation decisions for our executive officers for 2018, Code Section 162(m) provided that we may not deduct each year more than $1 million paid to certain executive officers, other than “performance-based” compensation meeting certain requirements. The Tax Act, among other things, repealed the exemption from Code Section 162(m)’s deduction limit for “performance-based” compensation for taxable years beginning after December 31, 2017. Our compensation plans were designed with the intention of satisfying the requirements for “performance-based” compensation as defined in Code Section 162(m) prior to the effective date of the Tax Act so that such awards would be exempt from the Code Section 162(m) deduction limitation. While we designed these plans to operate in this manner, the compensation committee may administer the plans in a manner that does not satisfy such requirements in order to achieve a result that the compensation committee determines to be appropriate, including by revising performance goals and/or adjustment events as needed to ensure our pay practices continue to align with performance. Despite the compensation committee’s efforts to structure performance-based compensation in a manner intended to be exempt from the Code Section 162(m) deduction limit, no assurance can be given that compensation intended to satisfy the requirements for exemption from Code Section 162(m) in fact will.

Despite the changes to Section 162(m) as a result of the Tax Act, consistent with our executive compensation philosophy of linking pay to performance and aligning executive interests with those of our shareholders, we currently expect that we will continue to structure our executive compensation program so that a significant portion of total executive compensation is linked to the performance of our company.

COMPENSATION COMMITTEE REPORT

The compensation committee has reviewed and discussed the foregoing “Compensation Discussion and Analysis” with our management. Based on this review and these discussions, the compensation committee has recommended to our board of directors that the foregoing “ Compensation Discussion and Analysis ” be included in our annual report on Form 10-K for the fiscal year ended December 30, 2018 and proxy statement in connection with our 2019 Annual General Meeting.

This report is dated February 19, 2019.

Compensation Committee

John L. Miclot, Chair

J. Patrick Mackin

Kevin C. O’Boyle

Elizabeth H. Weatherman

EXECUTIVE COMPENSATION

SUMMARY COMPENSATION INFORMATION

The table below provides summary information concerning all compensation awarded to, earned by, or paid to the individuals that served as our principal executive officer or principal financial officer during the fiscal year ended December 30, 2018 and other named executive officers for each of the last three fiscal years of which they served as an executive officer.

Name and Principal position	Year	Salary (1) $	Bonus (2) ($)	Stock awards (3) ($)	Option awards (4) ($)	Non-equity incentive plan compensation (5) ($)	All other compensation (6) ($)	Total ($)
Robert J. Palmisano President and Chief Executive Officer and Executive Director	2018 2017 2016	957,008 945,792 905,095	— — —	2,720,153 2,592,818 2,003,654	1,413,445 1,346,571 2,004,824	1,064,909 — 1,435,928	220,932 261,593 264,272	6,376,447 5,146,774 6,613,773
Lance A. Berry Executive Vice President, Chief Financial and Operations Officer	2018 2017 2016	463,154 440,146 409,119	— — —	664,071 608,630 449,375	345,061 316,095 449,628	337,966 — 418,650	16,606 16,800 17,430	1,826,858 1,381,671 1,744,202
Peter S. Cooke (7) President, Emerging Markets, Australia and Japan	2018 2017 2016	407,376 395,200 384,000	— — —	256,900 268,793 214,970	133,492 139,585 215,092	231,316 — 289,893	1,543,129 284,536 275,834	2,572,213 1,088,114 1,379,789
Andrew C. Morton (8) Senior Vice President and Chief Human Resources Officer	2018	292,308	200,000	445,965	470,431	237,760	243,412	1,889,876
Kevin D. Cordell Executive Vice President, Chief Global Commercial Officer	2018 2017 2016	477,535 466,371 429,789	— — —	529,817 556,978 432,510	275,303 289,276 432,765	330,556 84,718 376,693	17,000 16,800 16,600	1,630,211 1,414,143 1,688,357

(1)	Five percent of Mr. Palmisano’s annual base salary was allocated to his service as executive director and member of our board of directors.
(2)

We generally do not pay any discretionary bonuses or bonuses that are subjectively determined and did not pay any such bonuses to any named executive officers in 2018, other than a sign-on bonus paid to Mr. Morton as part of his offer package. Annual cash incentive bonus payouts based on performance against pre-established performance goals under our performance incentive plan are reported in the “Non-equity incentive plan compensation” column.

(3)

Amounts reported represent the aggregate grant date fair value for RSU and PSU awards for 2018 and 2017 and RSU awards for 2016, in each case computed in accordance with FASB ASC Topic 718. However, Mr. Morton only received RSU awards in 2018. The grant date fair value is determined based on the per share closing sale price of our ordinary shares on the grant date. Amounts reported for each named executive officer and each award for 2018 are set forth in the “Grants of Plan-Based Awards” table in the “Grant date fair value of stock and option awards” column. Set forth below is the 2018 grant date fair value of PSU awards assuming maximum levels of performance. The maximum value is calculated using the number of shares reflected in the “Maximum” column of the “Estimated Future Payouts Under

Equity Incentive Plan Awards” section of the “Grants of Plan-Based Awards” table and the closing price of our ordinary shares on July 24, 2018, the grant date, of $24.49, as reported by Nasdaq Global Select Market.

Name	Grant date fair value at maximum levels of performance ($)
Mr. Palmisano	2,720,153
Mr. Berry	664,071
Mr. Cooke	256,900
Mr. Morton	—
Mr. Cordell	529,817

(4)

Amounts reported represent the aggregate grant date fair value for option awards granted to each named executive officer computed in accordance with FASB ASC Topic 718. The grant date fair value is determined based on our Black-Scholes option pricing model. The table below sets forth the specific assumptions used in the valuation of each such option award:

Grant date	Grant date fair value per share ($)	Risk free interest rate	Expected life	Expected volatility	Expected dividend yield
07/24/2018	9.49	2.750%	6.66 years	32.40%	—
03/26/2018	7.23	2.625%	6.10 years	32.50%	—
07/25/2017	9.80	1.875%	6.10 years	32.50%	—
07/19/2016	7.40	1.125%	6.08 years	34.00%	—

(5)	Amounts reported represent payouts under our performance incentive plan and for each year reflect the amounts earned for that year but paid during the following year.
(6)	Amounts reported in this column for 2018 are described under “—All Other Compensation for 2018—Supplemental.”
(7)

A portion of Mr. Cooke’s other compensation was paid in British Pounds (GBP). The foreign currency exchange rate of 1.3362 U.S. dollars for 1 GBP, which reflects an average conversion rate for 2018, was used to calculate this portion of his other compensation for 2018.

(8)

Mr. Morton was appointed our Senior Vice President and Chief Human Resources Officer effective March 26, 2018 and was not a named executive officer in 2017 or 2016; therefore, his information is only provided for 2018.

EMPLOYMENT AND OTHER AGREEMENTS

AGREEMENTS WITH ROBERT J. PALMISANO

Effective October 1, 2015, we entered into a service agreement and one of our subsidiaries entered into an employment agreement with Robert J. Palmisano, our President and Chief Executive Officer.

The service agreement deals with certain Dutch law matters relating to Mr. Palmisano’s role as executive director. Under the terms of the service agreement, we have allocated a portion of Mr. Palmisano’s annual base salary to his service as executive director, which amounts are paid after deduction of applicable withholdings for taxes and social security contributions. In addition, under the terms of the service agreement, we have agreed to provide Mr. Palmisano with indemnification and director and officer liability insurance, on terms and conditions that are at least as favorable to Mr. Palmisano as those then provided to any other current or former director or executive officer of our company or any of our affiliates.

The employment agreement provides that, during the term of the agreement, Mr. Palmisano will serve as President and Chief Executive Officer of our company and each principal operating subsidiary and will report to our Chairman and board of directors. During the term, we agreed to nominate Mr. Palmisano for election as executive director and member of our board of directors at each annual general meeting of shareholders. The employment agreement expires on December 31, 2019, subject to earlier termination under certain circumstances. On October 1, 2018 and on each anniversary thereafter, the term will automatically extend for an additional one-year period, unless at least 30 days prior to such date, either party gives notice of non-extension to the other.

With respect to compensation, the employment agreement established an annual base salary for Mr. Palmisano and provides that our board of directors will review his compensation at least annually for any increase. The employment agreement acknowledges that a certain percentage of Mr. Palmisano’s base salary will be paid by Wright Medical Group N.V. in consideration for his services as executive director under the service agreement described above. The employment agreement provides that Mr. Palmisano is eligible to receive an annual performance incentive bonus depending on whether, and to what extent, certain performance goals established by the compensation committee for such year have been achieved. The amount of the performance incentive bonus payable to Mr. Palmisano will be targeted at 100% of his annual base salary and will not exceed 200% of his annual base salary. The employment agreement provides that Mr. Palmisano will receive an annual equity grant equal to 300% of his annual base salary. In addition, the employment agreement provides that Mr. Palmisano is eligible to participate in the fringe benefit programs, including those for medical and disability insurance and retirement benefits that we generally make available to our executive officers from time to time. During the term, Mr. Palmisano will be reimbursed for up to $1,000 for personal insurance premiums, other than for insurance coverage that pays for medical, prescription drug, dental, vision, or other medical care expenses. In addition, he may elect, in accordance with our cafeteria plan rules, not to participate in the medical and disability insurance programs provided by us, in which case, we will pay him up to $900 per month (or such greater amount that we would otherwise pay for medical and disability coverage for him and his spouse under our benefits programs). Mr. Palmisano is also entitled to receive reimbursement for up to $15,000 for financial and tax planning and tax preparation, and an annual physical examination at our expense. The employment agreement also provides for a monthly allowance of $7,500 for housing and automobile expenses, and Mr. Palmisano will be reimbursed for reasonable travel expenses between Memphis, Tennessee and his residences. To the extent that these reimbursements are not deductible by Mr. Palmisano for income tax purposes, such amounts will be “grossed-up” for income tax purposes so that the reimbursed items will be received net of any deduction for income and payroll taxes. The employment agreement contains severance provisions as described in more detail under “— Potential Payments Upon a Termination or Change in Control.” We have guaranteed the obligations of our subsidiary under Mr. Palmisano’s employment agreement.

Mr. Palmisano and one of our subsidiaries also entered into a confidentiality, non-competition, non-solicitation and intellectual property rights agreement, pursuant to which Mr. Palmisano agreed to certain covenants that impose obligations on him regarding confidentiality of information, transfer of inventions, non-solicitation of employees, customers and suppliers, and non-competition with our business.

AGREEMENTS WITH OTHER NAMED EXECUTIVE OFFICERS

Each of the other named executive officers also is a party to a confidentiality, non-competition, non-solicitation and intellectual property rights agreement with us, the material terms of which are substantially similar to Mr. Palmisano’s agreement, as described above. In addition, through one of our subsidiaries, we have entered into separation pay agreements with our named executive officers who are currently executive officers, other than Mr. Palmisano, which agreements are described in more detail under “— Potential Payments Upon a Termination or Change in Control.”

PROMOTION OFFER LETTERS WITH LANCE A. BERRY AND KEVIN D. CORDELL

Effective January 2019, Lance A. Berry was promoted to Executive Vice President, Chief Financial and Operations Officer, and Kevin D. Cordell was promoted to Executive Vice President, Chief Global Commercial Officer. In connection with these promotions, in December 2018, we entered into offer letters with each of these officers pursuant to which we agreed to pay him an annual base salary of $515,000, provide a target annual incentive opportunity equal to 75%, in the case of Mr. Berry, and 70%, in the case of Mr. Cordell, of his annual base salary, and a target long-term incentive opportunity equal to 275%, in the case of Mr. Berry, and 225%, in the case of Mr. Cordell, of his annual base salary.

AGREEMENTS WITH PETER S. COOKE

In the beginning of 2016, as part of our legacy Tornier merger integration efforts, we asked Peter S. Cooke, our then President, International, to relocate his family to the United Kingdom. Despite his initial hesitation to do so, Mr. Cooke agreed. To incentivize him to relocate, we entered into a retention letter agreement with him under which we agreed to provide him certain expat relocation and temporary assignment benefits customarily provided to executives in such situations. We also agreed to pay him a $1.2 million retention payment on the second anniversary of his relocation, subject to his continuing employment through such date and other specified terms and conditions. This retention payment was made in June 2018 and was paid in lieu of any future change in control or severance payment Mr. Cooke otherwise would be entitled to receive under his separation pay agreement. In May 2018, we entered into a letter agreement with Mr. Cooke extending his expat relocation and temporary assignment benefits through December 31, 2018, which are described in more detail under “— All Other Compensation for 2018-Supplemental.” Effective January 2019, Mr. Cooke assumed the position of President, Emerging Markets, Australia and Japan, and in connection therewith, we entered into an offer letter with him pursuant to which we agreed to keep his base salary the same for two years and his target annual incentive opportunity and target long-term incentive opportunity the same for 2019. We also agreed to provide him standard benefits for executives of our Australian subsidiary, including an AUD $20,000 car allowance.

OFFER LETTER WITH ANDREW C. MORTON

In January 2018, we entered into an offer letter with Mr. Morton pursuant to which we agreed to provide him certain benefits to encourage him to accept an offer of employment with us, including a $200,000 sign-on bonus, full-year (as opposed to prorated) annual incentive bonus for 2018, if earned, a $30,000 housing and travel allowance, and relocation benefits. The sign-on bonus and relocation benefits must be paid back by Mr. Morton if he voluntarily terminates his employment with Wright prior to the one-year anniversary of his hire date and 50% of the sign-on bonus must be paid if he voluntarily terminates his employment within years one and two of his hire date.

INDEMNIFICATION AGREEMENTS

We have entered into indemnification agreements with all of our named executive officers. The indemnification agreements are governed by the laws of the State of Delaware (USA) and provide, among other things, for indemnification to the fullest extent permitted by law and our articles of association against any and all expenses (including attorneys’ fees) and liabilities, judgments, fines and amounts paid in settlement that are paid or incurred by the executive or on his or her behalf in connection with such action, suit or proceeding. We will be obligated to pay these amounts only if the executive acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of our company. The indemnification agreements provide that the executive will not be indemnified and expenses will not be advanced with respect to an action, suit or proceeding initiated by the executive unless (i) so authorized or consented to by our board of directors or the company has joined in such action, suit or proceeding or (ii) the action, suit or proceeding is one to enforce the executive’s rights under the indemnification agreement. The company’s indemnification and expense advance obligations are subject to the condition that an appropriate person or entity not party to the particular action, suit or proceeding shall determine that the executive is permitted to be indemnified under applicable law. The indemnification agreements also set forth procedures that apply in the event an executive requests indemnification or an expense advance.

ALL OTHER COMPENSATION FOR 2018 – SUPPLEMENTAL

The table below provides information concerning amounts reported in the “All other compensation” column of the Summary Compensation Table for 2018 with respect to each named executive officer. Additional detail on these amounts is provided below the table.

Name	Retirement benefits ($)	Retention payment ($)	Housing/ car allowance ($)	Commuting expenses ($)	Relocation benefits ($)	Financial and tax planning ($)	Insurance premium ($)	Gross-up payments ($)	Office allowance ($)	COLA ($)	Total other compensation ($)
Mr. Palmisano	11,000	—	90,000	34,908	—	5,000	10,800	69,224	—	—	220,932
Mr. Berry	10,606	—	—	—	—	6,000	—	—	—	—	16,606
Mr. Cooke	—	1,226,112	259,759	—	—	—	—	—	36,000	21,258	1,543,129
Mr. Morton	10,462	—	—	—	153,205	—	—	79,745	—	—	243,412
Mr. Cordell	11,000	—	—	—	—	6,000	—	—	—	—	17,000

RETIREMENT BENEFITS

Under our 401(k) plan, participants, including our named executive officers, may voluntarily request that we reduce his or her pre-tax compensation and contribute such amounts to the 401(k) plan’s trust up to certain statutory maximums. We contribute matching contributions in an amount equal to 3% of the participant’s eligible earnings for a pay period, or if less, 50% of the participant’s pre-tax 401(k) contributions (other than catch-up contributions) for that pay period. We do not provide any nonqualified defined contribution or other deferred compensation plans for our executives.

RELOCATION, ASSIGNMENT AND EXPAT BENEFITS

We provide our executive officers with customary relocation assistance benefits if they relocate at our request. For international assignments, we also provide customary assignment and expat benefits that are consistent with local policies and practices. Tax protection may be provided in these situations to avoid an executive being penalized from a tax perspective for a relocation or expat service on behalf of our company. During 2018, Mr. Morton received relocation benefits, including gross-up payments. In addition, as described above, during 2016, we asked Mr. Cooke, President, International, to relocate his family to the United Kingdom. To compensate and incentivize Mr. Cooke to relocate, we agreed to provide him standard and customary relocation, temporary assignment and expat benefits. These include cost-of-living adjustments, medical coverage, housing allowance, educational tuition fees and related transportation costs, car lease, reimbursement of certain relocation expenses and tax and tax equalization benefits. Also as previously mentioned, in 2018, we paid Mr. Cooke a $1.2 million retention payment pursuant to the terms of his June 2016 letter agreement, which amount is reflected in the “All other compensation” column of the Summary Compensation Table for 2018.

PERQUISITES AND OTHER BENEFITS

We provide our executive officers with modest perquisites to attract and retain them. The perquisites provided to our named executive officers during 2018 included $1,000 for certain personal insurance premiums and up to $5,000 reimbursement for financial and tax planning and tax preparation. In addition, we are required to provide our CEO additional perquisites under the terms of his employment agreement, which we agreed upon at the time of his initial hiring by legacy Wright to attract him to our company. These additional perquisites include additional reimbursement for financial and tax planning and tax preparation, a monthly allowance of $7,500 for housing and automobile expenses, reimbursement for reasonable travel expenses between Memphis, Tennessee and his residences, and an annual physical examination. To the extent that the reimbursements for his housing and automobile expenses and travel expenses between Memphis, Tennessee and his residences are not deductible by Mr. Palmisano for income tax purposes, such amounts are “grossed-up” for income tax purposes so that the reimbursed items will be received net of any deduction for income and payroll taxes. We agreed to this gross-up provision at the time of his initial hiring by legacy Wright to attract him to our company and ease the financial burden on him to travel between Memphis, Tennessee and his residences.

To encourage Mr. Morton to accept an offer of employment with us, we agreed in his offer letter to provide him a $200,000 sign-on bonus, full-year (as opposed to prorated) annual incentive bonus for 2018, if earned, a $30,000 housing and travel allowance, and relocation benefits. The sign-on bonus and relocation benefits must be paid back by Mr. Morton if he voluntarily terminates his employment with Wright prior to the one-year anniversary of his hire date and 50% of the sign-on bonus must be paid if he voluntarily terminates his employment within years one and two of his hire date.

GRANTS OF PLAN-BASED AWARDS

The table below provides information concerning grants of plan-based awards to each of our named executive officers during the fiscal year ended December 30, 2018. Non-equity incentive plan awards were granted to our named executive officers under our performance incentive plan, the material terms of which are described under “Compensation Discussion and Analysis.” Stock awards (in the form of RSU awards and PSU awards) and option awards were granted under the 2017 plan. The material terms of these awards and the material plan provisions relevant to these awards are described under “Compensation Discussion and Analysis,” in the notes to the table below or in the narrative following the table below.

			Estimated future payouts under non- equity incentive plan awards (1)			Estimated future payouts under non- equity incentive plan awards (4)			All other stock awards: number of shares of stock or units (5) (#)	All other option awards: number of securities underlying options (6) (#)	Exercise or base price of option awards ($/Sh)	Grant date fair value of stock and option awards (7)(8) ($)
Name	Grant date	Board approval date	Thresh- old (2) ($)	Target ($)	Maxi- mum (3) ($)	Thres- hold (#)	Target (#)	Maxi- mum (#)
Robert J. Palmisano
Cash incentive award	N/A	2/14/18	479,257	958,514	1,917,028	—	—	—	—	—	—	—
RSU award	7/24/18	7/24/18	—	—	—				55,536	—	—	1,360,077
PSU award	7/24/18	7/24/18	—	—	—	27,768	55,536	111,072	—	—	—	1,360,077
Stock option	7/24/18	7/24/18	—	—	—	—	—	—	—	149,008	24.49	1,413,445
Lance A. Berry
Cash incentive award	N/A	2/14/18	152,100	304,200	608,400	—	—	—	—	—	—	—
RSU award	7/24/18	7/24/18	—	—	—	—	—	—	13,558	—	—	332,035
PSU award	7/24/18	7/24/18	—	—	—	6,779	13,558	27,116	—	—	—	332,035
Stock option	7/24/18	7/24/18	—	—	—	—	—	—	—	36,377	24.49	345,061
Peter S. Cooke
Cash incentive award	N/A	2/14/18	112,029	224,057	448,114	—	—	—	—	—	—	—
RSU award	7/24/18	7/24/18	—	—	—	—	—	—	5,245	—	—	128,450
PSU award	7/24/18	7/24/18	—	—	—	2,623	5,245	10,490	—	—	—	128,450
Stock option	7/24/18	7/24/18	—	—	—	—	—	—	—	14,073	24.49	133,492
Andrew C. Morton
Cash incentive award	N/A	2/14/18	100,000	200,000	400,000	—	—	—	—	—	—	—
RSU award	3/26/18	2/14/18	—	—	—	—	—	—	22,707	—	—	445,965
Stock option	3/26/18	2/14/18	—	—	—	—	—	—	—	65,062	19.64	470,431
Kevin D. Cordell
Cash incentive award	N/A	2/14/18	144,020	288,041	576,082	—	—	—	—	—	—	—
RSU award	7/24/18	7/24/18	—	—	—	—	—	—	10,817	—	—	264,908
PSU award	7/24/18	7/24/18	—	—	—	5,409	10,817	21,634	—	—	—	264,908
Stock option	7/24/18	7/24/18	—	—	—	—	—	—	—	29,023	24.49	275,303

(1)

Amounts reported represent estimated future payouts under our performance incentive plan. Actual payouts under these performance incentive plans are reflected in the “Non-equity incentive compensation” column of the Summary Compensation Table.

(2)	Threshold amounts for awards payable under the performance incentive plan assume the satisfaction of the threshold level of the lowest weighted corporate performance goal.
(3)	Maximum amounts reflect payouts at a maximum rate of 200% of target for our performance incentive plan.
(4)

Amounts reported represent PSU awards granted under our 2017 plan. The PSU awards have a three-year performance period from July 2, 2018 to June 25, 2021. Information regarding the PSU awards is set forth within the “Compensation Discussion and Analysis” under “Long-Term Equity-Based Incentive Compensation”.

(5)

Amounts reported represent RSU awards granted under our 2017 plan. The RSU awards vest and become issuable over time, with the last tranche becoming issuable on August 15, 2022, in each case, so long as the individual remains an employee or consultant of our company.

(6)

Amounts reported represent option awards granted under our 2017 plan. All options have a ten-year term and vest over a four-year period, with 25% of the underlying shares vesting on the one-year anniversary of the grant date and the remaining 75% of the underlying shares vesting over a three-year period thereafter in 36 as nearly equal as possible monthly installments, in each case, so long as the individual remains an employee or consultant of our company.

(7)	See notes (3) and (4) to the Summary Compensation Table for a discussion of the assumptions made in calculating the grant date fair value of stock and option awards.
(8)

Amounts reported represent the grant date fair value of PSU awards, assuming target performance, based on the closing price of our ordinary shares, as reported by the Nasdaq Global Select Market, on July 24, 2018, the date of grant, of $24.49. These amounts are reflected in the “Stock awards” column of the Summary Compensation Table.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The table below provides information regarding unexercised options awards, unvested RSU awards and unvested PSU awards for each of our named executive officers that remained outstanding at our fiscal year-end, December 30, 2018.

	Option awards				Stock awards
Name	Number of securities underlying unexercised options exercisable (#)	Number of securities underlying unexercised option unexercisable (1) (#)	Option exercise price ($)	Option expiration date (2)	Number of shares or units of stock that have not vested (3) (#)	Market value of shares or units that have not vested (4) ($)	Equity incentive plan awards: number of unearned shares, units or other rights that have not vested (5) (#)	Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested (6) ($)
Robert J. Palmisano
Stock options	628,849	—	15.55	09/17/2021
	4,112	—	17.70	04/16/2022
	145,500	—	20.75	05/09/2022
	9,771	—	22.55	04/17/2023
	144,625	—	23.93	05/14/2023
	7,939	—	30.14	04/01/2024
	129,462	—	29.06	05/13/2024
	662,834	175,349	20.62	10/13/2025
	163,621	107,455	21.24	07/19/2026
	48,630	88,743	27.86	07/25/2027
	—	149,008	24.49	07/24/2028
RSU awards					210,020	5,567,630
PSU awards							148,602	3,939,439
Lance A. Berry
Stock options	6,575	—	15.01	05/13/2019
	9,635	—	17.82	05/13/2020
	12,528	—	15.04	05/11/2021
	1,924	—	17.70	04/16/2022
	19,557	—	20.75	05/09/2022
	30,602	—	23.93	05/14/2023
	18,262	—	29.06	05/13/2024
	92,917	24,582	20.62	10/13/2025
	36,695	24,100	21.24	07/19/2026
	11,415	20,832	27.86	07/25/2027
	—	36,377	24.49	07/24/2028
RSU awards					42,482	1,126,198
PSU awards							35,404	938,560
Peter S. Cooke
Stock options	18,709	—	29.06	05/13/2024
	4,048	13,572	20.62	10/13/2025
	2,420	11,529	21.24	07/19/2026
	5,040	9,200	27.86	07/25/2027
	—	14,073	24.49	07/24/2028
RSU awards					19,529	517,714
PSU awards							14,893	394,813
Andrew C. Morton
Stock options	—	65,062	19.64	03/26/2028

	Option awards				Stock awards
Name	Number of securities underlying unexercised options exercisable (#)	Number of securities underlying unexercised option unexercisable (1) (#)	Option exercise price ($)	Option expiration date (2)	Number of shares or units of stock that have not vested (3) (#)	Market value of shares or units that have not vested (4) ($)	Equity incentive plan awards: number of unearned shares, units or other rights that have not vested (5) (#)	Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested (6) ($)
RSU awards					22,707	601,963
Kevin D. Cordell
Stock options	34,626	—	30.08	09/26/2024
	53,095	14,047	20.62	10/13/2025
	35,319	23,196	21.24	07/19/2026
	10,446	19,065	27.86	07/25/2027
	—	29,023	24.49	07/24/2028
RSU awards					34,298	909,240
PSU awards							30,809	816,747

(1)

All stock options vest over a four-year period, with 25% of the underlying shares vesting on the one-year anniversary of the grant date and the remaining 75% of the underlying shares vesting over a three-year period thereafter in 36 as nearly equal as possible monthly installments, in each case so long as the individual remains an employee or consultant of our company. If a change in control of our company occurs, outstanding options may become immediately exercisable in full and remain exercisable for the remainder of their terms, depending upon the plan under which the options were granted and, in the case of options granted under the 2017 plan, whether the option is continued, assumed or substituted by the successor entity and whether the executive experiences a termination event in connection with or within two years following the change in control. For more information, see the discussion under “—Potential Payments Upon a Termination or Change in Control.”

(2)	All option awards have a 10-year term, but may terminate earlier if the recipient’s employment or service relationship with our company terminates.
(3)	The release dates and release amounts for the unvested RSU awards are as follows:

Name	05/15/2019	06/01/2019	08/15/2019	05/15/2020	06/01/2020	08/15/2020	05/15/2021	08/15/2021	05/15/2022	08/15/2022
Mr. Palmisano	—	96,000	25,517	—	23,584	25,517	—	25,518	—	13,884
Mr. Berry	—	15,441	6,120	—	5,290	6,121	—	6,120	—	3,390
Mr. Cooke	—	8,135	2,517	—	2,531	2,517	—	2,517	—	1,312
Mr. Morton	5,676	—	—	5,677	—	—	5,677	—	5,677
Mr. Cordell	—	10,893	5,203	—	5,091	5,203	—	5,203	—	2,705

If a change in control of our company occurs, outstanding unvested RSU awards may become immediately vested in full, depending upon the plan under which the stock awards were granted and, in the case of RSU awards granted under the 2017 plan, whether the award is continued, assumed or substituted by the successor entity and whether the executive experiences a termination event in connection with or within two years following the change in control. For more information, see the discussion under “— Potential Payments Upon a Termination or Change in Control.”

(4)

The market value of RSU awards that had not vested as of December 30, 2018 is based on the closing sale price of our ordinary shares, as reported by the Nasdaq Global Select Market, on the last trading day of our fiscal year, December 28, 2018 ($26.51).

(5)

Amounts reported represent the number of PSU awards that were in progress based on actual levels of performance. The 2017 PSU awards will vest based on the achievement of the performance goal established for the June 26, 2017 to June 28, 2020 performance period and the 2018 PSU awards will vest based on the achievement of the performance goal established for the July 2, 2018 to June 25, 2021 performance period. For information regarding the treatment of such awards upon a change in control of our company, see the discussion under “—Potential Payments Upon a Termination or Change in Control.”

(6)

Amounts reported represent the value of PSU awards that were in progress based on the closing sale price of our ordinary shares, as reported by the Nasdaq Global Select Market, on the last trading day of our fiscal year, December 28, 2018 ($26.51).

OPTIONS EXERCISED AND STOCK VESTED DURING FISCAL YEAR 2018

The table below provides information regarding option awards that were exercised and stock awards that vested for each of our named executive officers during the fiscal year ended December 30, 2018.

	Option awards (1)		Stock awards (2)
Name	Number of shares acquired on exercise (#)	Value realized on exercise ($)	Number of shares acquired on vesting (#)	Value realized on vesting ($)
Robert J. Palmisano
Stock options	—	—
Restricted stock units			107,632	2,707,229
Lance A. Berry
Stock options	—	—
Restricted stock units			18,170	458,885
Peter S. Cooke
Stock options	24,799	195,778
Restricted stock units			9,341	235,428
Andrew C. Morton
Stock options	—	—
Restricted stock units			—	—
Kevin D. Cordell
Stock options	—	—
Restricted stock units			13,390	339,350

(1)

The value realized on exercise represents the gross number of shares acquired on exercise multiplied by the market price of our ordinary shares on the exercise date, as reported by the Nasdaq Global Select Market, less the per share exercise price.

(2)

The value realized on vesting of the RSU awards held by each of the named executives represents the gross number of ordinary shares acquired, multiplied by the closing sale price of our ordinary shares on the vesting date or the last trading day prior to the vesting date if the vesting date was not a trading day, as reported by the Nasdaq Global Select Market.

POTENTIAL PAYMENTS UPON A TERMINATION OR CHANGE IN CONTROL

EMPLOYMENT AGREEMENT WITH ROBERT J. PALMISANO

Effective October 1, 2015, Wright Medical Group, Inc., one of our subsidiaries, entered into an employment agreement with Robert J. Palmisano, our President and Chief Executive Officer. Under the terms of our employment agreement with Mr. Palmisano, in the event of a termination of his employment, the post-employment pay and benefits, if any, to be received by him will vary according to the basis for his termination. We have guaranteed the obligations under the employment agreement since our subsidiary, Wright Medical Group, Inc., is party to the agreement. The employment agreement will continue until December 31, 2020, subject to earlier termination under certain circumstances, and on October 1, 2019, will automatically renew for additional one-year periods unless we or Mr. Palmisano provide notice of non-extension of the agreement.

In the event that Mr. Palmisano’s employment is terminated for “cause” or he terminates his employment other than for “good reason” (as such terms are defined in the employment agreement) or disability, we will have no obligations to him, other than payment of accrued obligations. Accrued obligations include: (i) any accrued base salary through the date of termination; (ii) any annual cash incentive compensation awards earned but not yet paid; (iii) the value of any accrued vacation; (iv) reimbursement for any unreimbursed business expenses; and (v) only in the case of a termination at any time by reason of death or disability, his annual target incentive payment for the year that includes the date of termination.

In the event of an involuntary termination of his employment, we will be required to provide him, in addition to his accrued obligations: (i) a lump sum payment equal to two and one-half times the sum of: (a) his then current annual base salary; plus (b) his annual target incentive bonus; (ii) payment or reimbursement for the cost of COBRA continuation coverage for up to 12 months; (iii) outplacement assistance for a period of 12 months, subject to termination if Mr. Palmisano accepts employment with another employer; (iv) financial planning services for a period of 12 months; and (v) an annual physical examination within 12 months of termination.

In the event of a termination of his employment due to death or disability, we will be required to provide him, in addition to his accrued obligations, his annual target incentive bonus.

In the event of an involuntary termination of his employment in anticipation of or within a 24-month period following a “change in control,” we will be required to provide him, in addition to his accrued obligations: (i) a lump sum payment equal to three times the sum of: (a) his then current annual base salary, plus (b) his annual target incentive bonus; (ii) his annual target incentive bonus for the year in which his termination occurs; (iii) payment or reimbursement for the cost of COBRA continuation coverage for up to 12 months; (iv) outplacement assistance for a period of 12 months, subject to termination if Mr. Palmisano accepts employment with another employer; (v) financial planning services for a period of 12 months; and (vi) an annual physical examination within 12 months of termination.

Upon termination for any reason other than for cause, disability, or death, Mr. Palmisano must enter into a release of all claims within 30 days after the date of termination before any payments will be made to him under the employment agreement, other than accrued obligations. If he breaches the terms of the confidentiality, non-competition, non-solicitation, intellectual property rights agreement, then our obligations to make payments or provide benefits will cease immediately and permanently, and he will be required to repay an amount equal to 30% of the post-employment payments and benefits previously provided to him under the employment agreement, with interest. The employment agreement provides for other clawback and forfeiture provisions, including if we are required to restate our financial statements under certain circumstances. All payments under his employment agreement will be net of applicable tax withholding obligations. The agreement also provides that if any severance payments or other payments or benefits deemed made in connection with a future change in control are subject to the “golden parachute” excise tax under Code Section 4999, the payments will be reduced to one dollar less than the amount that would subject him to the excise tax if the reduction results in him receiving a greater amount on a net-after tax basis than would be received if he received the payments and benefits and paid the excise tax.

SEVERANCE PAY AGREEMENTS WITH OTHER NAMED EXECUTIVE OFFICERS

Our subsidiary, Wright Medical Group, Inc., has entered into separation pay agreements with our named executive officers, other than Mr. Palmisano. We have guaranteed the obligations under these separation pay agreements. The separation pay agreements will continue until October 1, 2020 and, on October 1, 2019, will automatically renew for additional one-year periods unless we or the executive provides notice of termination of the agreement.

Under the terms of the separation pay agreement, in the event that the executive is terminated for cause or the executive terminates his employment other than for good reason or disability, we will have no obligations, other than payment of accrued obligations. Accrued obligations include: (i) any accrued base salary through the date of termination; (ii) any annual cash incentive compensation awards earned but not yet paid; (iii) the value of any accrued vacation; (iv) reimbursement for any unreimbursed business expenses; and (v) only in the case of a termination at any time by reason of death or disability, an annual incentive target bonus for the year that includes the date of termination, prorated for the portion of the year that the executive was employed.

In the event of an involuntary termination of the executive’s employment, other than for cause, we will be obligated to pay a severance payment and accrued obligations and provide certain benefits to the executive. The severance payment will equal the sum of (i) the executive’s then current annual base salary, plus (ii) an amount equal to his then current annual target bonus. Half of the total severance payment amount will be payable at or within a reasonable time after the date of termination and the remaining half will be payable in installments beginning six months after the date of termination, with a final installment to be made on or before March 15 of the calendar year following the year of termination. In the event of an involuntary termination of the executive’s employment in connection with a change in control, then his severance payment will equal two times the amount of his severance payment as described above. Under the separation pay agreement, an involuntary termination of the executive’s employment will occur if we terminate the executive’s employment other than for cause, disability, voluntary retirement, or death or if the executive resigns for good reason, in each case as defined in the separation pay agreement.

In addition to a severance payment, the executive also will be entitled to receive the following benefits in the event of an involuntary termination of his employment: (i) a pro rata portion of the executive’s annual cash incentive compensation award for the fiscal year that includes the termination date, if earned pursuant to the terms thereof and at such time and in such manner as determined pursuant to the terms thereof, less any payments thereof already made during such fiscal year (or, in the event of an involuntary termination in connection with a change in control, a pro rata portion of the executive’s target annual cash incentive compensation award for the fiscal year that includes the termination date, less any payments thereof already made during such fiscal year); (ii) payment or reimbursement for the cost of COBRA continuation coverage for up to 12 months (18 months in the event of an involuntary termination in connection with a change in control); (iii) outplacement assistance for a period of one year (two years in the event of an involuntary termination in connection with a change in control), subject to termination if the executive accepts employment with another employer; (iv) financial planning services for a period of one year (two years in the event of an involuntary termination in connection with a change in control); (v) payment to continue insurance coverage equal to the executive’s annual supplemental insurance premium benefit provided to him or her prior to the date of termination (twice the premium benefit in the event of an involuntary termination in connection with a change in control); (vi) an annual physical examination within 12 months of termination; and (vii) reasonable attorneys’ fees and expenses if any such fees or expenses are incurred to recover benefits rightfully owed under the separation pay agreement.

In the event of a termination of an executive’s employment due to death or disability, we will be required to provide the executive, in addition to his or her accrued obligations, a pro rata portion of his or her annual target incentive bonus.

Upon termination for any reason other than cause, disability, or death, the executive must enter into a release of all claims within 30 days after the date of termination before any payments will be made to the executive under the separation pay agreement, other than accrued obligations. If the executive breaches the terms of the confidentiality, non-competition, non-solicitation, and intellectual property rights agreement or the release, then our obligations to make payments or provide benefits will cease immediately and permanently, and the executive will be required to repay an amount equal 90% of the payments and benefits previously provided to the executive under the separation pay agreement, with interest. All payments under the separation pay agreement will be net of applicable tax withholding obligations. The separation pay agreement provides that if any severance payments or other payments or benefits deemed made in connection with a future change in control are subject to the “golden parachute” excise tax under Code Section 4999, the payments will be reduced to one dollar less than the amount that would subject the executive to the excise tax if the reduction results in the executive receiving a greater amount on a net-after tax basis than would be received if the executive received the payments and benefits and paid the excise tax.

RETENTION AGREEMENT WITH MR. COOKE

As described earlier, in the beginning of 2016, as part of our merger integration efforts, we asked Mr. Cooke, our then President, International, to relocate his family to the United Kingdom. Despite his initial hesitation to do so, Mr. Cooke agreed. To incentivize him to relocate, we entered into a retention letter agreement with him under which we agreed to provide him certain expat relocation and temporary assignment benefits customarily provided to executives in such situations. We also agreed to pay him a $1.2 million retention payment on the second anniversary of his relocation, subject to his continuing employment through such date and other specified terms and conditions. This retention payment was made in June 2018 and is in lieu of any future change in control or severance payment Mr. Cooke otherwise would be entitled to receive under his separation pay agreement.

CHANGE IN CONTROL PROVISIONS IN EQUITY PLANS

Our equity plans under which awards have been granted to our named executive officers contain “change in control” provisions.

The 2017 plan under which awards have been granted to our NEOs contains “change in control” provisions. Under the 2017 plan, if a change in control of our company occurs, and if an award is continued, assumed or substituted by the successor entity, the award will not vest or lapse solely as a result of the change in control but will instead remain outstanding under the terms pursuant to which it has been continued, assumed or substituted and will continue to vest or lapse pursuant to such terms. If the award is continued, assumed or substituted by the successor entity and within two years following the change in control the participant is either terminated by the successor entity without “cause” or, if the participant is an employee, resigns for “good reason,” each as defined in the 2017 plan, then:

•	All outstanding stock options and SARs held by such participant will become immediately vested and exercisable in full and will remain exercisable for the remainder of their respective terms;

•	All restrictions imposed on restricted stock, RSUs or deferred units that are not performance-based held by such participant will lapse and be of no further force and effect;

•

All performance-based awards held by such participant for which the performance period has been completed as of the date of such termination or resignation but have not yet been paid will vest and be paid in cash or shares and at such time as provided in the award agreement based on actual attainment of each performance goal; and

•

All performance-based awards held by such participant for which the performance period has not been completed as of the date of such termination or resignation will with respect to each performance goal vest and be paid out for the entire performance period (and not pro rata) based on actual performance achieved through the date of such termination or resignation with the manner of payment to be made in cash or shares as provided in the award agreement within 30 days following the date of termination or resignation.

If a change in control of our company occurs, and if an award participant suffers a “termination of continued employment” in connection with such change in control, or if outstanding awards are not continued, assumed or substituted with equivalent awards by the successor entity, or in the case of a dissolution or liquidation of our company, outstanding awards will be subject to the following rules:

•

All outstanding stock options and SARs will become fully vested and exercisable and the committee will give such participant a reasonable opportunity to exercise any and all stock options and SARs before but conditioned upon the resulting change in control, and if a participant does not exercise all stock options and SARs, the committee will pay such participant the difference between the exercise price for the stock option or grant price for the SAR and the per share consideration provided to other similarly situated shareholders in the change in control, provided, however, that if the exercise price or grant price exceeds the consideration provided, then such exercised stock option or SAR will be canceled and terminated without payment;

•

All restrictions imposed on restricted stock, RSUs or deferred units that are not performance-based will lapse and be of no further force and effect, and RSUs and deferred units will be settled and paid in cash or shares and at such time as provided in the award agreement, provided, however, that if any such payment is to be made in shares, the committee may provide such holders the consideration provided to other similarly situated shareholders in the change in control;

•

All performance-based awards held by such participant for which the performance period has been completed as of the date of the change in control but have not yet been paid will vest and be paid in cash or shares and at such time as provided in the award agreement based on actual attainment of each performance goal; and

•

All performance-based awards held by such participant for which the performance period has not been completed as of the date of the change in control will with respect to each performance goal vest and be paid out for the entire performance period (and not pro rata) based on actual performance achieved through the date of the change in control with the manner of payment to be made in cash or shares as provided in the award agreement within 30 days following the change in control.

These change in control provisions may not be terminated, amended or modified in any manner that adversely affects any then-outstanding award or award participant without the prior written consent of such participant.

Under the terms of our 2010 plan, if there is a change in control of our company, then, all outstanding options become immediately exercisable in full and remain exercisable for the remainder of their terms and all issuance conditions on all outstanding RSU awards will be deemed satisfied. Alternatively, the compensation committee may determine that outstanding awards will be cancelled as of the consummation of the change in control and that holders of cancelled awards will receive a payment in respect of such cancellation based on the amount of per share consideration being paid in connection with the change in control less, in the case of options and other awards subject to exercise, the applicable exercise price.

POTENTIAL PAYMENTS TO NAMED EXECUTIVE OFFICERS

The table below reflects the amount of compensation and benefits payable to each named executive officer, in the event of (i) any voluntary resignation or termination or termination for cause; (ii) an involuntary termination without cause; (iii) an involuntary termination without cause or a resignation for good reason within 12 months (24 months in the case of Mr. Palmisano in the case of equity awards acceleration) following a change in control, or a qualifying change in control termination; (iv) termination by reason of an executive’s death or disability; and (v) a change in control. The amounts reported in the table assume that the applicable triggering event occurred on December 30, 2018, and, therefore, are estimates of the amounts that would be paid to the named executive officers upon the occurrence of such triggering event.

Name	Type of payment (1)	Voluntary/ for cause termination ($)	Involuntary termination without cause ($)	Qualifying change in control termination ($)	Death/ disability ($)	Change in control ($)
Robert J. Palmisano	Cash severance	—	4,792,570	5,751,084	—	—
	Benefit continuation	—	19,920	19,920	—	—
	Annual bonus (2)	—	958,514	958,514	958,514	—
	Outplacement benefits	—	30,000	30,000	—	—
	Other termination benefits (3)	—	6,000	6,000	—	—
	Option award acceleration (4)	—	—	1,900,090	—	1,900,090
	RSU award acceleration (5)	—	—	5,567,630	—	5,567,630
	PSU award acceleration (6)	—	—	2,705,849	—	2,705,849

	Total	—	5,807,004	16,939,087	958,514	10,173,569

Lance A. Berry	Cash severance	—	772,200	1,544,400	—	—
	Benefit continuation	—	19,920	29,880	—	—
	Annual bonus (2)	—	304,200	304,200	304,200	—
	Outplacement benefits	—	30,000	60,000	—	—
	Other termination benefits (3)	—	6,000	12,000	—	—
	Option award acceleration (4)	—	—	345,277	—	345,277
	RSU award acceleration (5)	—	—	1,126,198	—	1,126,198
	PSU award acceleration (6)	—	—	648,991	—	648,991

Name	Type of payment (1)	Voluntary/ for cause termination ($)	Involuntary termination without cause ($)	Qualifying change in control termination ($)	Death/ disability ($)	Change in control ($)
	Total	—	1,132,320	4,070,946	304,200	2,120,466

Peter S. Cooke	Cash severance (7)	—	—	—	—	—
	Benefit continuation	—	19,920	29,880	—	—
	Annual bonus (2)	—	224,057	224,057	224,057	—
	Outplacement benefits	—	30,000	60,000	—	—
	Other termination benefits (3)	—	6,000	12,000	—	—
	Option award acceleration (4)	—	—	169,124	—	169,124
	RSU award acceleration (5)	—	—	517,714	—	517,714
	PSU award acceleration (6)	—	—	266,929	—	266,929

	Total	—	279,977	1,279,704	224,057	953,767

Andrew C. Morton (8)	Cash severance	—	600,000	1,200,000	—	—
	Benefit continuation	—	19,920	29,880	—	—
	Annual bonus (2)	—	200,000	200,000	200,000	—
	Outplacement benefits	—	30,000	60,000	—	—
	Other termination benefits (3)	—	6,000	12,000	—	—
	Option award acceleration (4)	—	—	446,976	—	446,976
	RSU award acceleration (5)	—	—	601,963	—	601,963

	Total	—	855,920	2,550,819	200,000	1,048,939

Kevin D. Cordell	Cash severance	—	768,110	1,536,221	—	—
	Benefit continuation	—	19,920	29,880	—	—
	Annual bonus (2)	—	288,041	288,041	288,041	—
	Outplacement benefits	—	30,000	60,000	—	—
	Other termination benefits (3)	—	6,000	12,000	—	—
	Option award acceleration (4)	—	—	263,606	—	263,606
	RSU award acceleration (5)	—	—	909,240	—	909,240
	PSU award acceleration (6)	—	—	551,753	—	551,753

	Total	—	1,112,071	3,650,741	288,041	1,724,599

(1)	The benefit amounts set forth in the table do not reflect any reduction that may be necessary to prevent the payment from being subject to an excise tax under Code Section 280G, if applicable.
(2)	Assumes payment equal to full target annual bonus for the year in which the termination date occurs.
(3)	Reflects the cost of financial planning services and continued executive insurance. Reimbursement of reasonable attorneys’ fees and expenses is not included as the amount is not estimable.
(4)

Based on the difference between: (i) the per share market price of the ordinary shares underlying the unvested stock options held by such executive as of December 28, 2018, the last trading day of fiscal 2018, based upon the closing sale price of our ordinary shares, as reported by the Nasdaq Global Select Market, on the last trading day of our fiscal year, December 28, 2018 ($26.51), and (ii) the per share exercise price of the options held by such executive. The per share exercise price of all unvested stock options held by our named executive officers included in the table as of December 30, 2018 ranges from $19.64 to $27.86. The “Change in Control” scenario assumes that options granted under the 2017 plan are not continued, assumed or substituted with equivalent awards in connection with the change in control.

(5)

Based on: (i) the number of unvested RSU awards held by such executive as of December 30, 2018, multiplied by (ii) the per share market price of our ordinary shares as of December 28, 2018, the last trading day of fiscal 2018, based upon the closing sale price of our ordinary shares, as reported by the Nasdaq Global Select Market, on the last trading day of our fiscal year, December 28, 2018 ($26.51). The “Change in Control” scenario assumes that RSU awards granted under the 2017 plan are not continued, assumed or substituted with equivalent awards in connection with the change in control.

(6)

Amounts reported represent the value of the immediate payout of the target number of ordinary shares that the named executive officer would have been entitled to receive as payout for PSU awards. The value is based on: (a) the number of outstanding PSU awards at target, multiplied by (b) the closing sale price of our ordinary shares, as reported by the Nasdaq Global Select Market, on the last trading day of our fiscal year, December 28, 2018 ($26.51). The “Change in Control” scenario assumes that PSU awards granted under the 2017 plan are not continued, assumed or substituted with equivalent awards in connection with the change in control and are paid out, assuming target performance.

(7)

In June 2018 as part of Mr. Cooke’s letter agreement, we paid Mr. Cooke a retention payment in lieu of any future change in control or severance payment Mr. Cooke otherwise would be entitled to receive under his separation pay agreement.

(8)

Mr. Morton’s sign-on bonus and relocation benefits must be paid back by Mr. Morton if he voluntarily terminates his employment with Wright prior to the one-year anniversary of his hire date and 50% of the sign-on bonus must be paid if he voluntarily terminates his employment within years one and two of his hire date.